SUBJECT TO COMPLETION, DATED MAY 21, 2008

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has become effective upon filing with the Securities and Exchange Commission. We are not using this prospectus supplement or the attached prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Prospectus Supplement	Filed pursuant to Rule 424(b)(5)
May , 2008	Registration Statement No. 333-151062
(To Prospectus dated May 21, 2008)

$

Veolia Environnement

$      % Notes due

$      % Notes due

$      % Notes due

Veolia Environnement will pay interest on the notes on      and      of each year, beginning on     , 2008. The notes due      (the “     notes”) will bear interest at a rate of      % per year, the notes due      (the “     notes”) will bear interest at a rate of      % per year and the notes due      (the “     notes”) will bear interest at a rate of      % per year. In this prospectus supplement, we refer to the      notes, the      notes and the      notes collectively as the “notes.”

At our option, we have the right to redeem some or each series of the notes, in whole or in part, at the redemption price set forth in this prospectus supplement under “Description of the Notes—Redemption—Optional Redemption”. We may also redeem all of the notes at any time at a price equal to 100% of their principal amount in the event of certain tax law changes requiring the payment of additional amounts as described herein. See “Description of the Notes—Redemption—Tax Redemption” in the attached prospectus. We will pay accrued and unpaid interest, if any, and any other amounts payable to the date of redemption. The notes will not be subject to any sinking fund requirement.

The notes will be unsecured and unsubordinated obligations of Veolia Environnement, and will rank equally with each other and with all present and future unsecured and unsubordinated debt obligations of Veolia Environnement.

We do not intend to list the notes on any securities exchange.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-7 of this prospectus supplement and page 6 of the attached prospectus for a discussion of certain factors you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds, Before Expenses, to Veolia Environnement(1)(2)
Per Note		%		%		%
Total for Notes	$		$		$
Per Note		%		%		%
Total for Notes	$		$		$
Per Note		%		%		%
Total for Notes	$		$		$
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2008 if settlement occurs after that date.
(2)	The proceeds shown do not give effect to expenses of the offering. See “Underwriting”.

The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) and its participants, including Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (Clearstream, Luxembourg), against payment in New York, New York on or about May     , 2008.

Joint Book-Running Managers

Banc of America Securities LLC

(Global Co-ordinator)

Credit Suisse

Deutsche Bank Securities

Merrill Lynch & Co.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the attached prospectus, as well as information in documents incorporated by reference, is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus supplement and the attached prospectus. This prospectus supplement and the attached prospectus are a part of the registration statement and do not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement and the attached prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC allows us to incorporate by reference the information we file with them, which means that:

•	incorporated documents are considered part of this prospectus supplement and the attached prospectus;

•	we can disclose important information to you by referring to those documents; and

•

information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus supplement and the attached prospectus and information previously incorporated by reference herein and therein.

The information that we incorporate by reference is an important part of this prospectus supplement and the attached prospectus.

Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. Any statement contained in such incorporated documents shall be deemed to be modified or superseded for the purpose of this prospectus supplement and the attached prospectus to the extent that a subsequent statement contained in another document we incorporate by reference at a later date modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the attached prospectus.

We incorporate herein by reference:

•	Our Annual Report on Form 20-F for the year ended December 31, 2007 (the “Annual Report on Form 20-F”) (File No.001-15248), filed with the SEC on May 7, 2008; and

•

Any document in the future filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and the attached prospectus and until this offering is completed. Any report on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (or portions thereof) is incorporated by reference in this prospectus supplement and the attached prospectus only to the extent that the report expressly states that we incorporate it (or such portions) by reference in this prospectus supplement and the attached prospectus.

You may also request a copy of documents incorporated by reference at no cost, by contacting us orally or in writing at the following address and phone number: Nathalie Pinon, 36-38, avenue Kléber, 75116 Paris, France, Tel: +33-1-71-75-01-67.

The Annual Report on Form 20-F and any other information incorporated by reference is considered to be a part of this prospectus supplement and the attached prospectus. The information in this prospectus supplement and the attached prospectus, to the extent applicable, automatically updates and supersedes the information in our Annual Report on Form 20-F.

You should rely only on the information that we incorporate by reference or provide in this prospectus supplement and attached prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement and the attached prospectus is accurate as of any date other than the date on the front of those documents.

EXCHANGE RATE INFORMATION

The following table shows the euro/U.S. dollar exchange rate from 2003 through April 2008 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). We provide the exchange rates below solely for your convenience. We do not represent that euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on our results of operations, see “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F.

Month	Period End	Average Rate*	High	Low
	U.S. $/€
April 2008	1.56	1.57	1.60	1.56
March 2008	1.58	1.55	1.58	1.52
February 2008	1.52	1.48	1.52	1.45
January 2008	1.49	1.47	1.49	1.46
December 2007	1.47	1.46	1.48	1.43
November 2007	1.48	1.47	1.49	1.44

Year
2007	1.47	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.36	1.25	1.36	1.18
2003	1.26	1.13	1.26	1.04

*	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average.

Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euro to U.S. dollars in this prospectus supplement are based on $1.00 = €0.6793, the Noon Buying Rate on December 31, 2007. On May 19, 2008, the Noon Buying Rate was $1.55 per euro.

SUMMARY

This summary does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the attached prospectus and the additional documents incorporated by reference herein for more information on Veolia Environnement.

Unless the context otherwise requires, references in this prospectus supplement to Veolia Environnement or the “issuer” are references to Veolia Environnement without its subsidiaries, and references to “Veolia,” the “Veolia group,” “we,” “our,” “ours” and “us” are to Veolia Environnement and its consolidated subsidiaries.

Our Company

Veolia Environnement is a société anonyme incorporated under the laws of France. Shares in Veolia Environnement are listed on Euronext Paris and the New York Stock Exchange. We are an environmental services provider and are the only major provider to offer a complete range of services.1 We are able to provide our clients with a full-service package tailored to fit their individual needs, which may include, for example, supplying water, recycling wastewater, collecting, treating and recycling waste, supplying heating and cooling services, and generally optimizing the industrial processes used in their facilities.

Our operations are conducted primarily through four divisions, each of which specializes in a single business sector: Veolia Eau (Water), Veolia Énergie (Dalkia) (Energy Services), Veolia Propreté (Environmental Services) and Veolia Transport (Transportation). Through these divisions, as of December 31, 2007, we provide drinking water to more than 78 million people and treat sewer water for 53 million people in the world, treat nearly 66 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual clients and transport approximately 2.7 billion passengers per year. We strive to offer services to clients combining those offered by each of our four divisions and which are packaged either in the form of a single multi-service contract, or several individual contracts.

Our principal executive office is located at 36-38, avenue Kléber 75116 Paris, France. Our telephone number is +33-1-71-75-00-00.

Our Strategy

Our aim is to continue to reinforce our position as the leading provider of environmental services. Our strategy focuses on developing the most appropriate environmental services solutions for our local and industrial clients; maintaining a geographically diverse area of activity; developing a significant presence in growth markets with high potential and accelerating synergies between our different businesses.

By strengthening our position as the leading provider of environmental services worldwide, we continue to implement our business model aimed at improving our economic and financial performance. This performance is a result of economies of scale and technological expertise, combined with significant levels of research investment, long-term commitments to clients and managed risk.

[1]

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

The Offering

Please refer to “Description of the Notes” on page S-7 of this prospectus supplement and “Description of Debt Securities We May Offer” on page 6 of the attached prospectus for more information about the notes.

Issuer	Veolia Environnement

Notes Offered	$ in principal amount of % notes due

$     in principal amount of     % notes due

$     in principal amount of     % notes due

In this prospectus supplement we refer to the      notes, the      notes and the      notes, each of which are debt securities as such term is defined in the attached prospectus, collectively as the “notes”.

Maturity Date	for the notes, for the notes and for the notes.

Ranking	The notes will be unsecured and unsubordinated obligations of Veolia Environnement and will rank at least equally in right of payment among themselves and with all other present and future unsecured and unsubordinated obligations of Veolia Environnement.

Interest

     % for the      notes

     % for the      notes

     % for the      notes

Interest on the notes will accrue from     , 2008.

Interest Payment Dates	Interest on the notes will be paid semi-annually in arrears on and of each year.

First Interest Payment Date	, 2008.

Payment of Additional Amounts	Subject to certain exceptions and limitations, we will pay such additional amounts under the notes as are necessary in order that the net payment by us of the principal and interest on the note, after deduction for any present or future French tax, assessment or governmental charge imposed by withholding with respect to any such payment, will not be less than the amount provided by the notes to be then due and payable. See “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the attached prospectus.

Optional Redemption

We have the right to redeem each series of the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30 day-months or, in the case of an incomplete month, the number of days elapsed) at the “Treasury Rate” (as defined in this prospectus supplement), plus in the case of     notes,     basis points, in the case of     notes,     basis points and, in the case of     notes,

    basis points, together with, in each case, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to the redemption date. See “Description of the Notes—Redemption—Optional Redemption.”

Redemption for Tax Reasons	Under certain circumstances, each series of notes may be redeemed, in whole but not in part, at our option at a redemption price equal to 100% of the principal amount of the notes, together with any accrued but unpaid interest thereon to the date fixed for redemption, if we are required to pay certain additional amounts with respect to the notes. See “Description of the Notes—Redemption—Tax Redemption.”

Covenants and Events of Default	The terms and conditions of the notes provide for a limited negative pledge and restrictions on certain merger transactions, and for certain events of default. There are no covenants restricting the ability of our company or our subsidiaries to make payments, incur indebtedness, dispose of assets, issue and sell capital stock, enter into transactions with affiliates or engage in business other than our present business. For further information, see “Description of Debt Securities We May Offer—Special Situations—Mergers and Similar Events and Description of Debt Securities We May Offer—Negative Pledge” and “Description of Debt Securities We May Offer—Default and Related Matters—Events of Default” in the attached prospectus.

Book-Entry Issuance, Settlement and Clearance	We will issue the notes in fully registered form in denominations of $1,000. Each series of notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC, and DTC and its direct and indirect participants (including Euroclear and Clearstream; Luxembourg) will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership” in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Clearance and Settlement” in the attached prospectus.

Further Issuances	We may, at our option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions subsequent to the date of this prospectus supplement with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to a series of notes issued hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will provide the holders of these additional notes the rights to vote together with holders of the series of notes offered hereby.

Risk Factors

You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” on page S-7 of this prospectus supplement and on page 6 of the attached prospectus for risks involved with an investment in the notes and the risk factors included in the Annual Report on Form 20-F.

Rating	The notes are expected to receive a rating of A3 by Moody’s and BBB+ by Standard & Poor’s. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trustee and Principal Paying Agent	Deutsche Bank Trust Company Americas.

Listing	We do not intend to list the notes on any securities exchange.

Governing Law	New York.

Use of Proceeds	We intend to use the net proceeds for general corporate purposes.

Timing and Delivery	We currently anticipate that delivery of the notes will occur on , 2008.

RISK FACTORS

We urge you to carefully review the risks described below, together with the risks described in any documents incorporated by reference herein, before you decide to buy securities. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price and liquidity of the securities could decline, in which case you may lose all or part of your investment.

Risks Relating to an Investment in the Securities

We may be able to incur substantially more debt in the future.

We may be able to incur substantial additional indebtedness in the future, including in connection with future acquisitions, some of which may be secured by our assets. The terms of the securities will not limit the amount of indebtedness we may incur. Any such incurrence of additional indebtedness could exacerbate the risks that holders of the securities now face.

At any point in time there may or may not be an active trading market for our debt securities.

At any point in time there may or may not be an active trading market for our debt securities. If any of the debt securities are traded after their initial issuance, they may trade at a discount from their initial offering price. While we may decide to list a particular series of debt securities on one or more stock exchanges, we expect that many of our debt securities will not be listed on any exchange. Factors that could cause the debt securities to trade at a discount are:

•	an increase in prevailing interest rates;

•	a decline in our credit worthiness;

•	a weakness in the market for similar securities; and

•	declining general economic conditions.

Direct creditors of our subsidiaries will generally have superior claims to cash flows from those subsidiaries.

As a holding company, Veolia Environnement depends upon cash flow received from its subsidiaries to meet its payment obligations under the securities. Since the creditors of any of our subsidiaries generally would have a right to receive payment that is superior to the parent company’s right to receive payment from the assets of that subsidiary, holders of the securities will be effectively subordinated to creditors of the subsidiaries insofar as cash flows from those subsidiaries are relevant to the securities. The terms and conditions of the securities do not limit the amount of liabilities that our group subsidiaries may incur. As of December 31, 2007, approximately €2.7 billion of total financing debt (excluding project finance indebtedness, financial indebtedness of proportionally consolidated entities and intra-group financial indebtedness) was incurred by our subsidiaries. In addition, certain of our subsidiaries are or may become subject to statutory or contractual restrictions on their ability to pay dividends or otherwise distribute or lend cash to our company.

Since the debt securities are unsecured, your right to receive payments may be adversely affected.

The debt securities that we are offering will be unsecured. The debt securities are not subordinated to any of our other debt obligations, and therefore they will rank equally with all our other unsecured and unsubordinated indebtedness. As of December 31, 2007, our total consolidated financial debt amounted to €18,212 million, and we had €634 million of property collateralizing debt. If we default on the debt securities, or after bankruptcy, liquidation or reorganization, then, to the extent the relevant obligor has granted security over its assets, the assets that secure the obligor’s debts will be used to satisfy the obligations under that secured debt before the obligor can make payment on the debt securities. As a result, there may only be limited assets available to make payments on the debt securities in the event of an acceleration of the debt securities. If there are not enough assets to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally in the remaining assets with all unsubordinated unsecured indebtedness.

We are not restricted in our ability to dispose of our assets by the terms of the debt securities.

The indenture governing our debt securities contains a negative pledge that prohibits us and our principal subsidiaries from pledging assets to secure other bonds or similar debt instruments, unless we make a similar pledge to secure the debt securities offered by this prospectus. However, we are permitted to pledge our assets with respect to debt other than bonds and similar debt instruments. We are also generally permitted to sell or otherwise dispose of substantially all of our assets to another corporation or other entity under the terms of the debt securities. If we decide to dispose of a large amount of our assets, you will not be entitled to declare an acceleration of the maturity of the debt securities, and those assets will no longer be available to support our debt securities.

Our credit ratings may not reflect all risks of an investment in the securities.

The credit ratings ascribed to us and the securities are intended to reflect our ability to meet our payment obligations in respect of the securities, and may not reflect the potential impact of all risks related to structure and other factors on the value of the debt securities. In addition, actual or anticipated changes in our credit ratings may generally be expected to affect the market value of the securities.

You may be unable to recover in civil proceedings for U.S. securities laws violations.

Veolia Environnement is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors to obtain jurisdiction over us or our directors in courts in the United States and enforce against us or them judgments obtained against them. In addition, we cannot assure you that civil liabilities predicated upon the federal securities laws of the United States will be enforceable in France. See “Enforceability of Certain Civil Liabilities.”

Risks Related to Our Operations

We may suffer reduced profits or losses as a result of intense competition.

Our business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which we compete. Accordingly, we must make constant efforts to remain competitive and convince potential clients of the quality and cost value of our service offerings. Competitors may also introduce new technology or services that we would have to match in order to remain competitive, which could result in significant development costs.

In addition, we perform a substantial portion of our business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial service sectors. These contracts are often awarded through competitive bidding, at the end of which we may not be retained even though we may have incurred significant expenses in order to prepare the bid.

Over the course of performing certain contracts, we may also be requested by our public or private clients to modify the terms of these contracts, whether called for under the contract or not. These modifications may alter the services provided under the contract, related investments required or billing terms.

Finally, our contracts may not be renewed at the end of their term, which in the case of important contracts may oblige us to undertake a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover our costs of termination.

Our business operations in some countries may be subject to additional risks.

While our operations are concentrated mainly in Europe and North America (sales generated outside of these regions represented approximately 12% of our total revenue in 2007), we conduct business in markets around the world. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead us to record exceptional provisions or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

Changes in the prices of fuel and other commodities may reduce our profits.

The prices of our supplies of fuel and other commodities, which represent significant operating expenses for our businesses, are subject to sudden increases. Although most of our contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of our supplies using certain pricing formulas, such as our price index formulas, there may be developments that could prevent us from being fully protected against such increases, such as delays between fuel price increases and the time we are allowed to raise our prices to cover the additional costs (including taxes), or our failure to update an outdated cost structure formula. In addition, a sustained increase in supply costs and/or related taxes beyond the price levels provided for under our adjustment clauses could reduce our profitability to the extent that we are not able to increase our prices sufficiently to cover such additional costs.

We have conducted and may continue to conduct acquisitions, which could have a less favorable impact on our activities and results than anticipated, or which could affect our financial situation.

As part of our business strategy, we have conducted and continue to carry out acquisitions of varying sizes, some of which are significant at the Group level. These acquisitions involve numerous risks, including the following: (i) the assumptions used in the underlying business plans may not prove to be accurate, in particular with respect to synergies and expected commercial demand; (ii) we may not integrate acquired businesses, technologies, products, personnel and operations effectively; (iii) we may fail to retain key employees, customers and suppliers of the companies acquired; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could be costly and/or on unfavorable terms; and (v) we may increase our indebtedness to finance these acquisitions. As a result, it is possible that the expected benefits of completed or future acquisitions may not materialize within the time periods or to the extent anticipated, or that such acquisitions may affect our financial condition.

Our business is affected by variations in weather conditions.

Certain of our businesses are subject to seasonal variations. Dalkia realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption tends to be higher between May and September in the northern hemisphere. Accordingly, these two businesses may be affected by significant deviations from seasonal weather norms. This risk is offset in certain cases, both by variable compensation terms in contracts, and by the geographical distribution of our businesses. The impact of weather conditions, together with the seasonal nature of our businesses, may affect our results.

Our business operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource in terms of public health. Accordingly, our activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. Our activities in the areas of waste management, energy services and public transportation are also subject to similar risks. We may also have employees who work or travel in areas where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently elevated. As a result, despite the safety measures that we have attempted to implement, any one of our activities may fall victim to criminal or terrorist acts in the future.

Our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts.

The general circumstances or conditions under which we enter into a contract may change over the term of the contract, particularly in the case of long-term contracts. For example, changes in the prices of our supplies may increase beyond levels that were foreseen or foreseeable at the time the contract was entered into or changes in end user behavior may significantly affect our financial performance under the contract. Because our contracts generally do not allow us to unilaterally terminate them or interrupt or suspend the performance of our obligations under them, we attempt to foresee these possible changes at the time we negotiate our contracts and typically include adjustment mechanisms in our contracts (such as price index clauses or the right to initiate a review or modification process). However, we may not always be able to foresee all potential changes or to negotiate adjustment clauses that cover all possible scenarios. In addition, even if our contracts include these types of adjustment clauses, our ability to react to these changes is limited to the adjustments permitted by these clauses. For example, our long-term contracts typically provide for pre-determined fees or payments for our services (either from the client or from the end user according to a set price list), and we cannot adjust these fees or prices to reflect anticipated shifts in costs or product demand other than in accordance with the terms of the adjustment clause. Also, our right to initiate a review or modification process in respect of a contract may be subject to conditions, including the consent of the other parties to the contract or of a third party (such as a public authority). As a result, we may be required to continue performing our obligations under our contracts even if the general conditions or circumstances of our performance are different from those that had been foreseen and provided for at the time the contract was signed, which in some cases may alter the financial equilibrium of the contract and adversely affect our financial performance under the contract.

The rights of governmental authorities to terminate or modify our contracts unilaterally could have a negative impact on our revenue and profits.

Contracts with governmental authorities make up a significant percentage of our revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, unilaterally but generally with indemnification. In other countries, however, we may not be entitled to or be able to obtain full indemnification in the event our contracts are terminated by governmental counterparties.

We may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, we must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, costly, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations. We may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of our investments. These situations increase the overall cost of our activities and, if we do not obtain the desired business or are forced to withdraw from a public tender, our business may not grow as much or as profitably as we hope.

We must comply with various environmental, health and safety laws and regulations, which is costly and may, in the event of any failure to comply on our part, cause us to incur liability under these laws and regulations.

We incur significant costs of compliance with various environmental, health and safety laws and regulations.

We have made and will continue to make significant capital and other expenditures to comply with our environmental, health and safety obligations. We are continuously required to incur expenditures to ensure that the installations that we operate comply with applicable legal, regulatory and administrative requirements, including general precautionary or preventative measures, or to advise our clients so that they undertake the necessary actions for the compliance of their installations. The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Our industrial investments in all areas totaled €2.642 billion in 2007.

Each of our operations, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher tariffs, this could adversely affect our operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad. These laws and regulations govern, among other things, any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, and the rehabilitation of old sites at the end of operations, as well as ongoing operations at new or old facilities.

Our operations and activities may cause us to incur liability or other damages that we might be required to compensate.

The increasingly broad laws and regulations under which we operate expose us to greater risk of liability, in particular environmental liability, including in connection with assets that we no longer own and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations. In certain instances, it requires reserves to be established in respect of such discontinued operations. In addition, we may be required to pay fines, repair damage or undertake improvement works, even when we have conducted our activities with care and in total conformity with operating permits. Regulatory authorities may also require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent damage or in light of expected changes in those laws and regulations.

In addition, we often operate installations that do not belong to us, and therefore do not always have the power to make the investment decisions required to bring these installations into compliance with new regulatory norms. In instances where the client on whose behalf these installations are operated refuses to make the required investments, we may be forced to terminate our operating contracts.

In the event of an accident or other incident, we could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). These potential liabilities may not always be covered by insurance, or may be only partially covered. The obligation to compensate for such damages might have a material adverse effect on our activities or resources.

Specific measures are required in connection with certain technological risks.

As part of our outsourcing contracts, our subsidiaries may be involved in the operation of top-tier “Seveso” sites (AS classification under ICPE (Installations Classified for the Protection of the Environment) nomenclature) or lower-tier “Seveso” sites (or their foreign equivalent) for industrial clients (particularly petroleum or chemical industry sites). “Seveso” facilities are places where dangerous substances are present in quantities equal to or above thresholds specified in European Union Directive 96/82/EC (also known as the Seveso II Directive), relating to the control of major accident hazards involving dangerous substances. In these instances, we must handle the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of the installations we manage to client sites. While the regulatory regime governing Seveso facilities applies only within the European Union, we operate several similar sites outside of this region. These sites are often subject to the same level of heightened regulation by foreign governments, exposing us to potentially substantial liabilities in the event of an accident. Among the facilities that we own and operate in France, one has been categorized as a lower-tier “Seveso” facility (not classified as AS under ICPE nomenclature). It is a hazardous waste incineration facility operated by SARP Industries (Veolia Propreté) at Limay (Yvelines). The manipulation of waste and hazardous products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing us to potentially substantial liabilities.

Currency exchange and interest rate fluctuations may negatively affect our financial results.

We hold assets, earn income and incur expenses and liabilities directly and through our subsidiaries in a variety of currencies. Our financial statements are presented in euro. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in our financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of our interests held in foreign currencies.

At December 31, 2007, our net financial debt excluding revaluation of hedging instruments amounted to €15.1 billion, of which 26% was subject to variable rates and 74% to fixed interest rates, including 9% subject to variable rates with caps. Our results of operations and financial condition may be affected by changes in prevailing market rates of interest. Fluctuations in interest rates may also affect our future growth and investment strategy, since a rise in interest rates may force us to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

SELECTED HISTORICAL FINANCIAL DATA

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements in our Annual Report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“IFRS”). We did not publish financial data in accordance with IFRS in 2003, because at the time our financial statements were required to be presented in conformity with French Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003. See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

	At and for the Year Ended December 31,
	2007	2007	2006	2005	2004
	(in millions, except per share amounts)
	(in US$)(1)	(in €)
INCOME STATEMENT DATA:
Revenue	48,032.1	32,628.2	28,620.4	25,570.4	22,792.4
Operating income	3,675.7	2,496.9	2,132.9	1,892.9	1,489.6
Net income from continuing operations	1,881.3	1,278.0	994.3	794.4	640.0
Net income (expense) from discontinued operations	(34.2)	(23.2)	0.6	0.7	(38.1)
Minority interest	481.2	326.9	236.2	172.9	212.1
Net income attributable to equity holders of the parent	1,366.0	927.9	758.7	622.2	389.8
Net income attributable to equity holders of the parent per share—Basic(2)	3.18	2.16	1.90	1.57	0.97
Net income attributable to equity holders of the parent per share—Diluted(3)	3.14	2.13	1.89	1.56	0.97
Group net income from continuing operations per share—Basic(2)	3.25	2.21	1.90	1.57	1.26
Group net income from continuing operations per share—Diluted(3)	3.22	2.19	1.88	1.56	1.26
Dividends per share	1.78	1.21 (4)	1.05	0.85	0.68
Number of shares (adjusted to reflect changes in capital)	471,762,756	471,762,756	412,626,550 (5)	407,872,606	406,421,983

BALANCE SHEET DATA (AT PERIOD END):
Equity attributable to equity holders of the parent	11,207.0	7,612.9	4,360.8	3,790.2	3,211.2
Minority interest	3,794.8	2,577.8	2,192.6	1,888.0	1,728.7
Total assets	68,168.6	46,306.9	40,123.7	36,381.0	35,899.3
Total non-current assets	42,647.4	28,970.4	25,100.0	22,834.9	20,733.3
Total non-current liabilities	26,564.7	18,045.4	18,056.3	16,934.0	14,836.4

CASH FLOW DATA:
Net cash flow from operating activities	5,350.5	3,634.6	3,389.6	3,163.7	3,384.3
Net cash from (used in) investing activities	(5,915.5)	(4,018.4)	(2,904.0)	(2,407.6)	318.9
Net cash from (used in) financing activities	1,385.0	940.8	(71.5)	(3,152.8)	(1,795.5)
Purchases of property, plant and equipment	(3,707.8)	(2,518.7)	(2,017.6)	(1,837.1)	(1,723.0)

(1)	For your convenience, we have converted the euro amounts of our selected financial data into U.S. dollars using the December 31, 2007 rate of $1.00 = €0.6793. This does not mean that we actually converted, or could have converted, those amounts into U.S. dollars on this or any other date.
(2)	Based on the weighted average number of shares outstanding in each period for the calculation of basic earnings per share, equal to 430.0 million shares in 2007, 398.8 million shares in 2006, 395.6 million shares in 2005 and 401.5 million shares in 2004. Following the share capital increase in July 2007, the calculation of basic diluted earnings per share was adjusted retrospectively for all periods presented.
(3)	Based on the weighted average number of shares outstanding in each period for the calculation of diluted earnings per share, equal to 435.0 million shares in 2007, 402.4 million shares in 2006, 397.6 million shares in 2005 and 401.6 million shares in 2004. Following the share capital increase in July 2007, the calculation of diluted earnings per share was adjusted retrospectively for all periods presented.
(4)	Amount of dividend per share as approved by the Annual Shareholders’ Meeting of May 7, 2008.
(5)	The number of shares as of December 31, 2006 mentioned above includes the exercise of options to subscribe for shares of our company which occurred from July 1 to December 31, 2006. The share capital increase and the creation of shares resulting from such exercise of stock options were formally recorded by our board of directors on March 7, 2007.

OUR BUSINESS

Our operations are conducted primarily through four divisions, each of which specializes in a single business sector: Veolia Eau (Water), Veolia Énergie (Dalkia) (Energy Services), Veolia Propreté (Environmental Services) and Veolia Transport (Transportation). Through these divisions, as of December 31, 2007, we provide drinking water to more than 78 million people and treat sewer water for 53 million people in the world, treat nearly 66 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for industrial, municipal and individual clients and transport approximately 2.7 billion passengers per year. We strive to offer our clients the combined services of each of our four divisions, which are packaged either in the form of a single multi-service contract, or several individual contracts.

The following table breaks down our consolidated revenue for 2007 by geographic market and division, after elimination of all inter-company transactions.

	Water	Environmental Services	Energy Services	Transportation	Total
	(in € millions)*
Europe	8,190.5	6,889.4	6,566.1	4,291.8	25,937.8
of which: France	4,927.2	3,332.0	3,852.2	2,144.5	14,255.9
Other Europe	3,263.3	3,557.4	2,713.9	2,147.3	11,681.9
North America	582.5	1,449.0	19.3	738.9	2,789.7
Rest of the World	2,154.4	875.9	311.0	559.4	3,900.7
of which: South America	104.5	163.1	143.3	28.5	439.4
Africa-Middle East	1,017.3	100.7	56.3	17.8	1,192.1
Asia-Pacific	1,032.6	612.1	111.4	513.1	2,269.2
Total	10,927.4	9,214.3	6,896.4	5,590.1	32,628.2

*	Revenue from ordinary activities under IFRS.

Water

Veolia Eau manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and the head of water policy. Recent legislative changes have enabled us to integrate more elaborate mechanisms into our contracts allowing us to share in the added value produced under the contract (e.g., productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage customer relations; it has implemented specific services and information systems in response, which it continuously strives to improve.

In certain countries where public authorities have sought either to implement new water and wastewater treatment systems or improve the functioning of existing ones, Veolia Eau also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Eau’s outsourcing contracts with industrial and commercial services customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

Environmental Services

Veolia Propreté furnishes environmental and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, soil decontamination, and management of waste discharge at industrial sites.

Veolia Propreté also conducts basic or more complex downstream waste treatment operations in order to reduce pollution and transform waste into a resource. Veolia Propreté:

•	sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

•	transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

•	returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

•	produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Veolia Propreté: environmental services and logistics for local authorities and industrial companies, sorting and recycling of materials, and waste recovery and treatment through composting, incineration and landfilling.

Energy Services

Dalkia’s business is currently facing three major challenges:

•	global warming and the need to reduce carbon dioxide emissions;

•	the increase in the prices of fossil fuels and their eventual scarcity; and

•	growing urban development and the related industrial development.

Dalkia’s activity focuses on optimal energy management. Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads. The health care sector is particularly important to Dalkia: in 2007, it won landmark contracts in that sector, such as Santa Casa de Misericordia in Brazil.

Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Dalkia’s management contracts for the operation of urban heating or cooling systems are typically long-term, lasting up to 25 or 30 years, while its contracts for the operation of thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

When possible, Dalkia offers its clients solutions utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. A combination of energy sources may also be selected in order to take advantage of the complementary nature of each source. For instance, in 2007 Dalkia acquired PannonPower, the leading biomass plant in Hungary.

Transportation

Veolia Transport primarily operates road and rail passenger transportation networks under contracts won through public bidding processes initiated by various public authorities. The public authorities with which Veolia

Transport contracts generally own the heavy infrastructure used by Veolia Transport, and typically set schedules, routes and fare structures for the networks that Veolia Transport operates and manages. Veolia Transport primarily conducts its business through outsourced management of transportation activities under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. Each contract between a public authority and Veolia Transport governs the relationships between the two parties, including payment to Veolia Transport and the risks to be borne by each party, and typically lasts for a fixed period. Because the fares Veolia Transport charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France). Veolia Transport’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions”, which last approximately 30 years on average.

Veolia Transport’s activities can be broken down into four principal categories: (i) urban mass transportation (urban transport, suburban and other transportation services), (ii) intercity and regional transportation, (iii) industrial markets, and (iv) transportation management (passenger information services, clearinghouses and central telephone operators).

Recent Developments

First Quarter 2008 Financial Information (Unaudited, Prepared in Accordance with IFRS)

Revenue and Other Financial Information

The following table shows a breakdown of our revenue for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
9,085.6	7,795.1	16.6%	11.0%	7.9%	(2.3)%

Veolia Environnement’s consolidated revenue rose 16.6% (18.9% at constant exchange rates) to €9,085.6 million in the quarter ended March 31, 2008, compared with €7,795.1 million in the quarter ended March 31, 2007. Organic growth was 11.0%, led by the Company’s strong commercial performance and boosted by the start-up of construction contracts in the water division. The rise in energy prices contributed €147 million to the increase in revenue in the energy services division.

External growth of 7.9% resulted, in particular, from the acquisitions made by Veolia Environmental Services (the waste management division) in Germany, Italy and France (total revenue contribution of €333 million), by Veolia Energy in the United States (€113 million) and by Veolia Water mainly in the United Kingdom and Japan (total revenue contribution of approximately €100 million).

The share of revenue recorded outside France totaled €5,122.8 million in the first quarter of 2008, or 56.4% of the total compared with 53.3% in the first quarter of 2007.

The negative impact of currency fluctuations of €182 million primarily reflected the depreciation in the US dollar and the pound sterling in the UK against the euro, for a nearly equivalent amount.

Water

The following table shows a breakdown of our revenue within the water division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
2,870.0	2,493.1	15.1%	12.9%	4.0%	(1.8)%

In France, organic growth was 5.1% (excluding works performed abroad by French subsidiaries) supported by a wider offering of services and strong growth in the engineering works business.

Outside France, excluding Veolia Water Solutions & Technologies, revenue grew 16.9% (up 12.4% at constant scope and exchange rates). In Europe, growth of 8.6% included the new non-regulated activities in the water division in the United Kingdom. Growth was also boosted by performances in the Africa/Middle East region where revenue increased by 14.2% (nearly 16% at constant exchange rates), in particular due to the BOT contract in Oman Sûr. In the Asia/Pacific region, the very strong revenue growth of nearly 68.7% (50% at constant scope and exchange rates), was driven to a large extent by the start-up of new contracts in China (including, among others, Lanzhou and Haikou) as well as growth in volumes and the expansion of the Shenzen concession. In Australia, the Gold Coast contract as well as the desalination contract in Sydney also contributed to this growth.

Veolia Water Solutions & Technologies reported revenue of €495.1 million, an increase of 26.1% (26.4% at constant scope and exchange rates), largely due to continued robust growth in the “Design and Build” business for municipal and industrial customers, which experienced continued solid growth, in particular in the Middle East.

Operating income and cash flow from operations in the water division continued to increase. This increase takes into account the more rapid growth in the engineering and construction service business, which has a lower operating margin and is less capital intensive than other businesses. In France, productivity improvement efforts, the development of new services and the good level of activity in the works business contributed to the increase in operating income despite a slight decline in volumes delivered. Veolia Water Solutions & Technologies posted a further improvement in its margin and its operating income because of the start-up of new contracts in the Middle East. Lastly, the improvement in the operations in Gabon also contributed to the growth in operating income.

Environmental Services (Waste Management)

The following table shows a breakdown of our revenue within the environmental services division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
2,415.9	2,033.3	18.8%	7.7%	16.4%	(5.3)%

In France, revenue rose 12.3% (7.8% at constant scope and exchange rates) as a result of the solid business levels in both the treatment of non-hazardous household and industrial waste (new contracts in the incineration business) and the sorting, recycling and trading of used paper, as well as the acquisition of Bartin Recycling Group completed in February of 2008.

Outside France, revenues rose 23.0%, including organic growth of 7.6% resulting from increased revenues in all geographic regions. In North America, continued solid growth of 8.6% at constant scope and exchange rates (a decline of 5.3% at current exchange rates due to the impact of the U.S. dollar) was driven by an improved trend in pricing which more than offset a slight decline in volumes in solid waste, a strong level of business activity in industrial services and new contracts in the incineration business. Organic growth was also strong in the United Kingdom with, in particular, the impact of new integrated contracts. In Asia, the development of recent contracts made a significant contribution to the 8.6% organic revenue growth in operations. Lastly, in the Pacific region, the 21.3% growth (15.4% at constant scope and exchange rates) resulted from a substantial increase in the waste collection and treatment business (residual waste landfills).

The 16.4% external growth primarily reflected the acquisition of Sulo in Germany (consolidated since July 2, 2007), the activities of Bartin Recycling Group in France and VSA Tecnitalia (ex-TMT) in Italy.

Despite the negative impact of currency effects, growth in cash flow from operations benefited from the good contribution of business in North America and the United Kingdom as well as acquisitions. Despite the additional amortization linked to acquisitions made in 2007, a satisfactory increase in operating income at constant exchange rates was recorded, reflecting the good performance of the business as a whole.

Energy Services

The following table shows a breakdown of our revenue within the energy services division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
2,377.7	1,955.6	21.6%	13.7%	7.9%	0.0%

Revenue grew 21.6%, in particular due to the futher rise in energy prices (€147 total contribution) and the acquisition at the end of 2007 of Thermal North America Inc. in the United States.

In France, revenue rose 14.7%, against a backdrop of more favorable weather conditions, despite average temperatures during the 2008 winter remaining above their thirty-year average.

Outside France, total growth in revenue amounted to 32.3%, or 13.0% at constant scope and exchange rates. The 7.9% external growth primarily reflected the acquisition of Thermal North America Inc. in the United States at the end of 2007 as well as, to a lesser extent, acquisitions of smaller companies in Central Europe.

Cash flow from operations and operating income increased in the first quarter of 2008, reflecting the positive impact of the rise in energy prices, the slightly more favorable weather conditions as well as the consolidation of the TNAI acquisition.

Transportation

The following table shows a breakdown of our revenue within the transportation division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
1,422.0	1,313.1	8.3%	8.4%	2.2%	(2.3)%

Revenue in France grew 6.1% (5.7% at a constant consolidation scope), led by the ongoing increase in business in urban and interurban networks.

Outside France, revenue grew 9.7% (up 10.1% at constant scope and exchange rates) and reflected the full impact of the division’s development in North America, in Germany (new contracts) as well as robust growth in the Australian business.

Operating income, which traditionally has a lower contribution in the first quarter of the year, benefited from the significant recovery in operating income in Germany and the good contribution of other Central European countries and Australia. These elements partially offset the negative impact of the increase in fuel prices, the increase in social costs in France and the difficulties encountered with certain contracts in the Netherlands.

Operating Income

Consolidated operating income increased to €701.2 million in the first quarter of 2008 compared with €654.8 million in the first quarter of 2007, a 7.1% increase at current exchange rates. Consolidated operating income increased 9.0% at constant exchange rates. In addition, as was the case in the second half of 2007, operating income reflected the increase in the non-cash amortization of intangibles linked to recent acquisitions.

Net Financial Debt

Net financial debt (defined as gross financial debt (long-term and short-term borrowings, bank overdrafts, and other cash position items), net cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt) was €15.6 billion at March 31, 2008, compared with €15.1 billion at December 31, 2007. Our net financial debt increased in the first quarter of 2008 by approximately €0.5 billion compared to the December 31, 2007 figure of €15.1 billion. “Net financial debt” is a non-GAAP financial measure that we define in our Annual Report on Form 20-F in Item 5, “Operating and Financial Review and Prospects—Presentation of Information in this Section—Non-GAAP Measures.” This increase reflected the combined effects of a traditionally higher level of working capital requirements in the first quarter and Veolia Environnement’s continued investments in large projects (BOT contract in Oman Sûr) in the water division, as well as the acquisition of Bartin Recycling Group in France and various smaller companies in the waste management business and Praterm (an operator of heating networks) in Poland in the energy division.

Other Recent Events

On May 7, 2008, the shareholders approved a payment of a dividend of €1.21 per share (or a total amount of €552.5 million) to be paid on May 27, 2008.

USE OF PROCEEDS

We estimate that the net proceeds (after deducting underwriting discounts and commissions but before deducting estimated offering expenses) from the sale of the notes will be $    . We intend to use the net proceeds for general corporate purposes.

CAPITALIZATION

The following table sets forth our current and long-term liabilities and total capitalization as of December 31, 2007 and as adjusted to give effect to the issuance of the securities offered hereby and the application of the net proceeds thereof, each prepared on the basis of IFRS.

	As at December 31, 2007
	Actual	As Adjusted(1)
	(in € millions)
Current Liabilities:
Short-term interest bearing liabilities	4,264.4	4,264.4
Other current liabilities	13,806.4	13,806.4

Total current liabilities	18,070.8	18,070.8

Long-term Liabilities:
Long-term debt	13,948.0
Of which guaranteed	98.7	98.7
Of which secured	634.0	634.0
Of which unguaranteed/unsecured	13,215.3
Non-interest bearing	4,097.4	4,097.4

Total long-term liabilities	18,045.4

Minority Interests:	2,577.8	2,577.8

Shareholder’s Equity:
Share capital	2,358.8	2,358.8
Treasury shares	(460.7)	(460.7)
Additional paid-in capital	9,179.5	9,179.5
Reserves and retained earnings	(3,464.7)	(3,464.7)

Total shareholders’ equity	7,612.9	7,612.9

Total capitalization	46,306.9

(1)	As adjusted to reflect the issuance of the notes offered pursuant to the prospectus supplement and translated from U.S. dollars into euro using the Noon Buying rate of , 2008 of €1 = $ .

The total outstanding off balance sheet credit-related guarantees provided by the issuer for the benefit of unconsolidated companies and third parties as at December 31, 2007 was €355.6 million.

On May 7, 2008, the shareholders’ meeting approved a dividend payment of €552.5 million which is expected to be paid on May 27, 2008.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the attached prospectus under the heading “Description of Debt Securities We May Offer.” It is important for you to consider the information contained in the attached prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the attached prospectus, you should rely on the information contained in this prospectus supplement.

General

We will offer the notes under an indenture among our company and Deutsche Bank Trust Company Americas, as trustee, to be dated as of                     , 2008. The notes will be issued only in fully registered form without coupons in denominations of US$1,000. The notes will be unsecured and will rank equally with all of our other existing and future unsecured and unsubordinated debt.

The notes are governed by and construed in accordance with the laws of the State of New York.

Principal and Interest

We will issue US$             principal amount of          notes due      (the “         notes”), US$             principal amount of          notes due      (the “         notes”) and US$             principal amount of              notes due      (the “         notes”).

Each tranche of notes will bear interest at the rate per annum indicated on the cover page of this prospectus from                     , 2008. Interest on the notes will be payable              on              and              of each year, commencing                     , 2008, to the holders in whose name the notes are registered at the close of business on              and             , as applicable, immediately preceding the related interest payment date.

We will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. We will compute interest on the notes on the basis of a 360-day year of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking or trust institutions in the location of the paying agent are authorized generally or obligated by law, regulation or executive order to close.

Payment of Additional Amounts

We will make payments on the notes without withholding any taxes unless otherwise required to do so by law. If French law requires that payments of principal and interest in respect of the notes be subject to deduction or withholding in respect of any present or future taxes or duties levied by the Republic of France, we may be required to pay holders additional amounts so that the amount holders receive will be the amount they would have received had not such withholding or deduction been required, subject to certain exceptions set forth under “Description of Debt Securities We May Offer—Special Situations—Payment of Additional Amounts” in the attached prospectus.

Redemption

As explained below, we may redeem the notes before they mature in the circumstances and at the prices described below if certain tax-related events occur. This means we may repay them early. You have no right to require us to redeem the notes. Notes will stop bearing interest on the redemption date, even if you do not collect your money. We will give you between 30 and 60 days’ notice before the redemption date.

Optional Redemption

We have the right at our option to redeem the notes of any series, in whole or in part, at any time or from time to time prior to their maturity. If we only redeem some of the notes of a series, the Notes to be redeemed will be selected by the Trustee in accordance with the guidelines of the applicable clearing system, if any. We may redeem the notes at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) the present value of the remaining scheduled payments of principal and interest thereon (excluding interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate plus the Applicable Redemption Margin for the notes to be redeemed. We will also pay you accrued interest on the principal amount of the notes that we redeem up to, but not including, the date of redemption.

“Applicable Redemption Margin” means (i)     % per annum, with respect to the     notes, (ii)     % per annum, with respect to the     notes, or (iii)     % per annum, with respect to the     notes.

“Treasury Rate” means, with respect to any redemption date and for any tranche of notes, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means, with respect to any tranche of notes, the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and the lowest such Reference Treasury Dealer Quotations for such redemption date, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and one other leading primary U.S. government securities dealer in New York City (each, a “primary treasury dealer”) designated by the Issuer. If any of the foregoing shall cease to be a primary treasury dealer, we will substitute another primary treasury dealer.

“Reference Treasury Dealer Quotation” means with respect to each Reference Treasury Dealer and any redemption date and tranche of notes, the average, as determined by the Trustee in consultation with the Issuer, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing or by email to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York City time, on the third business day preceding such redemption date.

Tax Redemption

We have the option to redeem the notes prior to maturity if, upon the occurrence of any change in, or any change in the official application or interpretation of, French law (or the law of any jurisdiction in which the successor to, or substitute obligor, of our company is incorporated or is a resident for tax purposes), becoming effective after the issuance date of the notes (or in the case of a successor or substitute person of our company, the date on which such person assumed our obligations under the notes as described under “Description of Debt Securities We May Offer—Special Situations—Mergers and Similar Events” in the attached prospectus), we would be required to pay additional amounts as described under “Description of Debt Securities We May Offer—Special Situations—Payment of Additional Amounts” in the attached prospectus, in which case we may redeem the notes in whole but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. The redemption price for the notes will be equal to the principal amount of the notes being redeemed plus accrued interest. Furthermore, the redemption notice may not be given more than 90 days before the latest practicable date on which we could make payment of principal and interest without withholding for such French taxes (or in the case of a successor or substitute person of our company, the taxes arising from the law of the jurisdiction of incorporation of such successor or substitute).

Prior to giving the notice of a tax redemption, we will deliver to the trustee

•

a certificate signed by a duly authorized officer stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

•

an opinion of legal counsel stating that we are or would be obligated to pay additional amounts as a result of such change or amendment in the official application or interpretation of French law (or in the case of a successor or substitute person of our company, the taxes arising from the law of the jurisdiction of incorporation of such successor or substitute).

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our ability to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities We May Offer—Special Situations—Negative Pledge” and “Description of Debt Securities We May Offer—Special Situations—Mergers and Similar Events” in the attached prospectus.

Events of Default

Holders of the notes will have special rights if an event of default occurs. You should read the information under the heading “Description of Debt Securities We May Offer—Default and Related Matters—Events of Default” in the attached prospectus.

Further Issuances

We reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of any tranche of notes (except for the issuance date, the date upon which interest begins to accrue and, in some cases, the first interest payment date), which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the relevant tranche of notes. We may also issue other securities under the indenture that have different terms from the notes.

Form of Notes, Clearance and Settlement

Each tranche of notes will be issued as one or more global securities. You should read “Legal Ownership—Global Securities” in the attached prospectus for more information about global securities. We will not issue physical certificates representing the notes except in the limited circumstances we explain under “Legal Ownership—Global Securities—Special Situations in Which a Global Security Will Be Terminated” in the attached prospectus.

The notes will be issued in the form of global securities deposited in DTC. Beneficial interests in the notes may be held through DTC, Clearstream, Luxembourg or Euroclear. For more information about global securities held by DTC through DTC, Clearstream, Luxembourg or Euroclear, you should read “Clearance and Settlement” in the attached prospectus.

It is expected that delivery of the notes will be made against payment for them on or about                     , 2008.

The notes have been accepted for clearance through the DTC, Euroclear and Clearstream systems with the following codes:          notes: CUSIP             ; and ISIN             ;          notes: CUSIP             ; and ISIN             ; and          notes: CUSIP             ; and ISIN             .

Notices

As long as notes in global form are outstanding, notices to be given to holders of the notes will be given to DTC, in accordance with its applicable procedures from time to time.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Series

For purposes of giving consents or other matters in respect of which holders of our debt securities can vote or otherwise take action, each tranche of notes will be considered a separate series. See “Description of Debt Securities We May Offer—Special Situations—Modification and Waiver” and “Description of Debt Securities We May Offer—Default and Related Matters—Events of Default” in the attached prospectus.

Trustee

The trustee under our indenture is Deutsche Bank Trust Company Americas. See “Description of Debt Securities We May Offer—Regarding the Trustee” and “Description of Debt Securities We May Offer—Default and Related Matters” in the attached prospectus for a description of the trustee’s procedures and remedies available in the event of default.

UNDERWRITING

We intend to offer notes through Banc of America Securities LLC, as global co-ordinator joint book-running manager and representative, and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint book-running managers and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement (the “underwriting agreement”), each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the respective principal amounts of      notes,      notes and      notes set forth opposite the underwriter’s name:

Underwriters	Principal Amount of Notes	Principal Amount of Notes	Principal Amount of Notes
Banc of America Securities LLC	$	$	$
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to certain conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the notes initially at the public offering prices set forth on the cover page of this prospectus supplement.

The underwriters may offer such notes to selected dealers at the public offering price minus a selling concession of     % of the principal amount of the      notes,     % of the principal amount of the      notes and     % of the principal amount of the      notes. In addition, the underwriters may allow, and these selected dealers may reallow, a selling concession to certain other dealers of up to     % of the principal amount of the      notes,     % of the principal amount of the      notes and     % of the principal amount of the      notes. If all the notes are not sold at the applicable public offering price, the underwriters may change such offering price and the other selling terms.

We estimate that our total expenses for this offering will be $3 million. The underwriters have agreed to reimburse us $     for certain of our expenses associated with this offering and for other items.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because another underwriter has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Settlement and Delivery

It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the third day following the date of the pricing of the notes.

Selling Restrictions

European Economic Area

In relation to each Member of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), no offer of notes is being made to the public in any Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets and non-authorized or non-regulated entities, whose corporate purpose is solely to invest in securities;

•

to any legal entity which fulfils at least two of the following criteria (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to the prior written consent of the Company and the joint bookrunning managers; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering and the notes so as to enable an investor to decide whether to subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

In the underwriting agreement, each underwriter will severally represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, the notes to the public in France (appel public à l’épargne), and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus supplement and the attached prospectus or any other offering material relating to the notes, and that such offers, sales and distributions have been and will only be made in France through an international syndicate to qualified investors (investisseurs qualifiés), as defined in, and in accordance with, Articles L.411-2 II. 4, D. 411-1, D.411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier, except that qualified investors shall not include individuals.

United Kingdom

This prospectus supplement is for distribution only to persons who (i) are outside of the United Kingdom, (ii) have professional experience in matters relating to investments and fall within Article 19(5) (“investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (all such persons mentioned in (i), (ii); and (iii) together being referred to as “relevant persons”). The notes are directed only at relevant persons and any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

Other relationships

Certain underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment and commercial banking and other services for us or our affiliates, for which they have received or will receive customary fees and expenses. In particular, Banc of America Securities LLC or an affiliate thereof has been Lead Arranger on the €4 billion Multi-Currency Credit Facility of April 2005, on the $1.5 billion Letter of Credit Facility of December 2004 and on the €3.5 billion Credit Facility of February 2004; an affiliate of Deutsche Bank Securities Inc. is a lender under the syndicated loan and letter of credit facilities; and Merrill Lynch Pierce, Fenner & Smith Incorporated or an affiliate thereof is a lender in the CZK 12 billion 2 tranche syndicated loan facility.

CLEARANCE AND SETTLEMENT

The notes will be issued in the form of registered global notes that will be deposited with DTC on the closing date. This means that we will not issue certificates to each holder. We will issue one global note with respect to each series of notes to DTC and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership—Global Securities—Special Situations When the Global Security Will Be Terminated” in the attached prospectus.

Beneficial interests in the global notes will be shown on, and transfers of the global notes will be made only through, records maintained by DTC and its participants. A description of DTC and its procedures is set forth under “Clearance and Settlement” in the attached prospectus.

We will wire principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global note.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interest in the global note as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting right to direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interest in the global note, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with notes held for the account of customers registered in “street name”. However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated in this section.

The notes have been accepted for clearance through the DTC, Euroclear and Clearstream systems with the following codes:              notes: CUSIP            ; and ISIN            ;              notes: CUSIP            ; and ISIN            ; and              notes: CUSIP            ; and ISIN            .

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon by Jones Day, French and U.S. counsel for Veolia Environnement. Cleary Gottlieb Steen & Hamilton LLP will pass upon the validity of the debt securities as to French law and New York law for the underwriters.

EXPERTS

The consolidated financial statements of Veolia Environnement as of and for the years ended December 31, 2007, 2006 and 2005, and the effectiveness of internal control over financial reporting as of December 31, 2007, have been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as set forth in their reports thereon incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon the reports of KPMG SA and Ernst & Young et Autres pertaining to such financial statements and the effectiveness of internal control over financial reporting as of the respective dates given upon authority of such firms as experts in accounting and auditing.

Prospectus

VEOLIA ENVIRONNEMENT

Debt Securities

We may offer and sell debt securities from time to time. Each time we sell any of the debt securities described in this prospectus, we will provide one or more supplements to this prospectus that will contain specific information about those securities and their offering. You should read this prospectus and any applicable prospectus supplement(s) carefully before you invest.

We may sell these debt securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

Investing in these securities involves certain risks. See “ Risk Factors” on page 6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 21, 2008

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed on May 21, 2008 with the U.S. Securities and Exchange Commission using the shelf registration process. We may sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of those securities and their offering. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement(s) together with the additional information described under the heading “Where You Can Find More Information” prior to purchasing any of the securities offered by this prospectus.

Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

Unless the context otherwise requires, references in this prospectus to Veolia Environnement or the “issuer” are references to Veolia Environnement without its subsidiaries, and references to “Veolia,” the “Veolia group,” “we,” “our,” “ours” and “us” are to Veolia Environnement and its consolidated subsidiaries.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

We make some forward-looking statements in this prospectus, including in the documents incorporated by reference herein. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. Some of these revenue estimates are based on our management’s current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F.

WHERE YOU CAN FIND MORE INFORMATION

Veolia Environnement is subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers and files annual and other information with the SEC. You may read and copy any document that Veolia Environnement files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. In addition, Veolia Environnement’s SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. For further information, please call the SEC at 1-800-SEC-0330 or log on to http://www.sec.gov. However, if we satisfy the applicable conditions set forth in the SEC rules, we may seek to suspend or terminate our Exchange Act reporting obligations.

Veolia Environnement’s shares are listed on Euronext Paris and the New York Stock Exchange, the latter in the form of American Depository Shares (“ADS”). You can consult reports and other information about Veolia Environnement that is filed pursuant to the rules of Euronext Paris and the New York Stock Exchange at these exchanges.

INCORPORATION BY REFERENCE

We have filed with the SEC a registration statement on Form F-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC allows us to incorporate by reference the information we file with them, which means that:

•	incorporated documents are considered part of this prospectus,

•	we can disclose important information to you by referring to those documents, and

•

information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus and information previously incorporated by reference herein.

The information that we incorporate by reference is an important part of this prospectus.

Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. Any statement contained in such incorporated documents shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained in another document we incorporate by reference at a later date modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate herein by reference:

•	Our Annual Report on Form 20-F for the year ended December 31, 2007 (the “Annual Report on Form 20-F”) (File No.001-15248), filed with the SEC on May 7, 2008, and

•

Any document filed in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until this offering is completed. Any report on Form 6-K that we furnish to the SEC after the date of this prospectus (or portions thereof) is incorporated by reference in this prospectus only to the extent that the report expressly states that we incorporate it (or such portions) by reference in this prospectus.

You may also request a copy of documents incorporated by reference at no cost, by contacting us orally or in writing at the following address and telephone number: Nathalie Pinon, 36-38, avenue Kléber, 75116 Paris, France, Tel: +33-1-71-75-01-67.

The Annual Report on Form 20-F and any other information incorporated by reference is considered to be a part of this prospectus. The information in this prospectus, to the extent applicable, automatically updates and supersedes the information in our Annual Report on Form 20-F.

You should rely only on the information that we incorporate by reference or provide in this prospectus or any applicable prospectus supplement(s). We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Veolia Environnement is a corporation organized under the laws of France. All of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over our company or our directors in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our directors;

•	to enforce against us or our directors in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

Actions brought in France for enforcement of judgments of U.S. courts rendered against French persons, including some directors of our company, would require those persons to waive their right to be sued in France under Article 15 of the French Civil Code. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions. Each of the foregoing statements applies to our auditors as well.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus as further described above under “Where You Can Find More Information”. This summary does not contain all the information that you should consider before investing in the securities being offered by this prospectus. You should carefully read the entire prospectus, the documents incorporated by reference into this prospectus, and the final term sheet, if any, and prospectus supplement relating to the particular securities being offered.

VEOLIA ENVIRONNEMENT

Veolia Environnement is a société anonyme incorporated under the laws of France. Shares in Veolia Environnement are listed on Euronext Paris and the New York Stock Exchange. We are an environmental services provider and are the only major provider to offer a complete range of services.1 We are able to provide our clients with a full-service package tailored to fit their individual needs, which may include, for example, supplying water, recycling wastewater, collecting, treating and recycling waste, supplying heating and cooling services, and generally optimizing the industrial processes used in their facilities.

Our operations are conducted primarily through four divisions, each of which specializes in a single business sector: Veolia Eau (Water), Veolia Énergie (Dalkia) (Energy Services), Veolia Propreté (Environmental Services) and Veolia Transport (Transportation). Through these divisions, as of December 31, 2007, we provide drinking water to more than 78 million people and treat sewer water for 53 million people in the world, treat nearly 66 million tons of waste, satisfy the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual clients and transport approximately 2.7 billion passengers per year. We strive to offer services to clients combining those offered by each of our four divisions and which are packaged either in the form of a single multi-service contract, or several individual contracts.

Our principal executive office is located at 36-38, avenue Kléber 75116 Paris, France. Our telephone number is (011)-33-1-71-75-00-00.

Debt Securities

For any particular debt securities we may offer, the applicable final term sheet, if any, and the applicable prospectus supplement will describe the title of the debt securities, the aggregate principal or face amount and the purchase price; the stated maturity; the amount or manner of calculating the amount payable at maturity; the rate or manner of calculating the rate and the payment dates for interest, if any; the redemption or repurchase terms; and any other specific terms. The debt securities will be issued pursuant to an indenture (the “Indenture”) entered into between us and Deutsche Bank Trust Company Americas, which acts as Trustee (the “Trustee”).

When we use the term “securities” or “debt securities” in this prospectus, we mean any of the securities we may offer with this prospectus. This prospectus, including this summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in the prospectus supplement.

1	Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

Form of Securities

The securities of a series may be offered in the form of one or more global certificates in bearer or registered form that will be deposited with a depositary, such as The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), as specified in the applicable prospectus supplement.

Listing

If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will say so.

RISK FACTORS

We urge you to carefully review the risks described below, together with the risks described in the documents incorporated by reference into this prospectus, before you decide to buy securities. In particular, you should review the risks relating to our business included in the Annual Report on Form 20-F, incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price and liquidity of the securities offered by this prospectus could decline, in which case you may lose all or part of your investment.

Risks relating to an investment in the securities

We may be able to incur substantially more debt in the future.

We may be able to incur substantial additional indebtedness in the future, including in connection with future acquisitions, some of which may be secured by our assets. The terms of the securities will not limit the amount of indebtedness we may incur. Any such incurrence of additional indebtedness could exacerbate the risks that holders of the securities now face.

At any point in time there may or may not be an active trading market for our debt securities.

At any point in time there may or may not be an active trading market for our debt securities. If any of the debt securities are traded after their initial issuance, they may trade at a discount from their initial offering price. While we may decide to list a particular series of debt securities on one or more stock exchanges, we expect that many of our debt securities will not be listed on any exchange. Factors that could cause the debt securities to trade at a discount are:

•	an increase in prevailing interest rates;

•	a decline in our credit worthiness;

•	a weakness in the market for similar securities; and

•	declining general economic conditions.

Direct creditors of our subsidiaries will generally have superior claims to cash flows from those subsidiaries.

As a holding company, Veolia Environnement depends upon cash flow received from its subsidiaries to meet its payment obligations under the securities. Since the creditors of any of our subsidiaries generally would have a right to receive payment that is superior to the parent company’s right to receive payment from the assets of that subsidiary, holders of the securities will be effectively subordinated to creditors of the subsidiaries insofar as cash flows from those subsidiaries are relevant to the securities. The terms and conditions of the securities do not limit the amount of liabilities that our group subsidiaries may incur. As of December 31, 2007, approximately €2.7 billion of total financing debt (excluding project finance indebtedness, financial indebtedness of proportionally consolidated entities and intra-group financial indebtedness) was incurred by our subsidiaries. In addition, certain of our subsidiaries are or may become subject to statutory or contractual restrictions on their ability to pay dividends or otherwise distribute or lend cash to our company.

Since the debt securities are unsecured, your right to receive payments may be adversely affected.

The debt securities that we are offering will be unsecured. The debt securities are not subordinated to any of our other debt obligations, and therefore they will rank equally with all our other unsecured and unsubordinated indebtedness. As of December 31, 2007, our total consolidated financial debt amounted to €18,212 million, and we had €634 million of property collateralizing debt. If we default on the debt securities, or after bankruptcy, liquidation or reorganization, then, to the extent the relevant obligor has granted security over its assets, the assets that secure the obligor’s debts will be used to satisfy the obligations under that secured debt before the obligor can make payment on the debt securities. As a result, there may only be limited assets available to make payments on the debt securities in the event of an acceleration of the debt securities. If there are not enough assets to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally in the remaining assets with all unsubordinated unsecured indebtedness.

We are not restricted in our ability to dispose of our assets by the terms of the debt securities.

The indenture governing our debt securities contains a negative pledge that prohibits us and our principal subsidiaries from pledging assets to secure other bonds or similar debt instruments, unless we make a similar pledge to secure the debt securities offered by this prospectus. However, we are permitted to pledge our assets with respect to debt other than bonds and similar debt instruments. We are also generally permitted to sell or otherwise dispose of substantially all of our assets to another corporation or other entity under the terms of the debt securities. If we decide to dispose of a large amount of our assets, you will not be entitled to declare an acceleration of the maturity of the debt securities, and those assets will no longer be available to support our debt securities.

Our credit ratings may not reflect all risks of an investment in the securities.

The credit ratings ascribed to us and the securities are intended to reflect our ability to meet our payment obligations in respect of the securities, and may not reflect the potential impact of all risks related to structure and other factors on the value of the debt securities. In addition, actual or anticipated changes in our credit ratings may generally be expected to affect the market value of the securities.

You may be unable to recover in civil proceedings for U.S. securities laws violations.

Veolia Environnement is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors to obtain jurisdiction over us or our directors in courts in the United States and enforce against us or them judgments obtained against them. In addition, we cannot assure you that civil liabilities predicated upon the federal securities laws of the United States will be enforceable in France. See “Enforceability of Certain Civil Liabilities.”

CAPITALIZATION

The following table sets forth our current and long-term liabilities and total capitalization as of December 31, 2007 prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union (“IFRS”).

As at December 31, 2007
(in € millions)
Current Liabilities:
Short-term interest bearing liabilities	4,264.4
Other current liabilities	13,806.4

Total current liabilities	18,070.8

Long-term Liabilities:
Long-term debt	13,948.0
Of which guaranteed	98.7
Of which secured	634.0
Of which unguaranteed/unsecured	13,215.3
Non-interest bearing	4,097.4

Total long-term liabilities	18,045.4

Minority Interests:	2,577.8

Shareholder’s Equity:
Share capital	2,358.8
Treasury shares	(460.7)
Additional paid-in capital	9,179.5
Reserves and retained earnings	(3,464.7)

Total shareholders’ equity	7,612.9

Total capitalization	46,306.9

The total outstanding off balance sheet credit-related guarantees provided by the issuer for the benefit of unconsolidated companies and third parties as at December 31, 2007 was €355.6 million.

On May 7, 2008, the shareholder’s meeting approved a dividend payment of €552.5 million which is expected to be paid on May 27, 2008.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for each of the four years ended December 31, 2007, computed on the basis of IFRS.

Year Ended December 31,
2007	2006	2005(1)	2004(1)
2.5x	2.5x	2.4x	1.8x

(1)	The ratios for the years 2004 and 2005 are based on restated financial information as set forth in our consolidated financial statements for the year ended December 31, 2006, reclassified to reflect our early adoption of IFRIC 12 (the IFRS interpretation on concession arrangements).

In 2003, earnings were insufficient to cover fixed charges and, as a result, the ratio of earnings to fixed charges, calculated under French generally accepted accounting principles (“French GAAP”) was negative (please see Exhibit 12.1 of the Registration Statement filed with the Securities and Exchange Commission in connection with this offering) because of a write down of €2.2 billion of goodwill and intangible assets, resulting from impairment charges in respect of our subsidiary U.S. Filter.

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earnings” is the amount resulting from adding and subtracting the following items:

•	Add the following:

(a) Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

•	From the total of the added items, subtract the following:

(a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes. General corporate purposes may include working capital, the repayment of existing debt (including debt of acquired companies), financing capital investments or acquisitions and any other purposes that may be stated in a prospectus supplement.

RECENT DEVELOPMENTS

First Quarter 2008 Financial Information (Unaudited, Prepared in Accordance with IFRS)

Revenue and Other Financial Information

The following table shows a breakdown of our revenue for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
9,085.6	7,795.1	16.6%	11.0%	7.9%	(2.3)%

Veolia Environnement’s consolidated revenue rose 16.6% (18.9% at constant exchange rates) to €9,085.6 million in the quarter ended March 31, 2008, compared with €7,795.1 million in the quarter ended March 31, 2007. Organic growth was 11.0%, led by the Company’s strong commercial performance and boosted by the start-up of construction contracts in the water division. The rise in energy prices contributed €147 million to the increase in revenue in the energy services division.

External growth of 7.9% resulted, in particular, from the acquisitions made by Veolia Environmental Services (the waste management division) in Germany, Italy and France (total revenue contribution of €333 million), by Veolia Energy in the United States (€113 million) and by Veolia Water mainly in the United Kingdom and Japan (total revenue contribution of approximately €100 million).

The share of revenue recorded outside France totaled €5,122.8 million in the first quarter of 2008, or 56.4% of the total compared with 53.3% in the first quarter of 2007.

The negative impact of currency fluctuations of €182 million primarily reflected the depreciation in the US dollar and the pound sterling in the UK against the euro, for a nearly equivalent amount.

Water

The following table shows a breakdown of our revenue within the water division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
2,870.0	2,493.1	15.1%	12.9%	4.0%	(1.8)%

In France, organic growth was 5.1% (excluding works performed abroad by French subsidiaries) supported by a wider offering of services and strong growth in the engineering works business.

Outside France, excluding Veolia Water Solutions & Technologies, revenue grew 16.9% (up 12.4% at constant scope and exchange rates). In Europe, growth of 8.6% included the new non-regulated activities in the water division in the United Kingdom. Growth was also boosted by performances in the Africa/Middle East region where revenue increased by 14.2% (nearly 16% at constant exchange rates), in particular due to the BOT contract in Oman Sûr. In the Asia/Pacific region, the very strong revenue growth of nearly 68.7% (50% at constant scope and exchange rates) was driven to a large extent by the start-up of new contracts in China (including, among others, Lanzhou and Haikou) as well as growth in volumes and the expansion of the Shenzen concession. In Australia, the Gold Coast contract as well as the desalination contract in Sydney also contributed to this growth.

Veolia Water Solutions & Technologies reported revenue of €495.1 million, an increase of 26.1% (26.4% at constant scope and exchange rates), largely due to continued robust growth in the “Design and Build” business for municipal and industrial customers, which experienced continued solid growth, in particular in the Middle East.

Operating income and cash flow from operations in the water division continued to increase. This increase takes into account the more rapid growth in the engineering and construction service business, which has a lower operating margin and is less capital intensive than other businesses. In France, productivity improvement efforts, the development of new services and the good level of activity in the works business contributed to the increase in operating income despite a slight decline in volumes delivered. Veolia Water Solutions & Technologies posted a further improvement in its margin and its operating income because of the start-up of new contracts in the Middle East. Lastly, the improvement in the operations in Gabon also contributed to the growth in operating income.

Environmental Services (Waste Management)

The following table shows a breakdown of our revenue within the environmental services division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
2,415.9	2,033.3	18.8%	7.7%	16.4%	(5.3)%

In France, revenue rose 12.3% (7.8% at constant scope and exchange rates) as a result of the solid business levels in both the treatment of non-hazardous household and industrial waste (new contracts in the incineration business) and the sorting, recycling and trading of used paper, as well as the acquisition of Bartin Recycling Group completed in February of 2008.

Outside France, revenues rose 23.0%, including organic growth of 7.6% resulting from increased revenues in all geographic regions. In North America, continued solid growth of 8.6% at constant scope and exchange rates (a decline of 5.3% at current exchange rates due to the impact of the U.S. dollar) was driven by an improved trend in pricing which more than offset a slight decline in volumes in solid waste, a strong level of business activity in industrial services and new contracts in the incineration business. Organic growth was also strong in the United Kingdom with, in particular, the impact of new integrated contracts. In Asia, the development of recent contracts made a significant contribution to the 8.6% organic revenue growth in operations. Lastly, in the Pacific region, the 21.3% growth (15.4% at constant scope and exchange rates) resulted from a substantial increase in the waste collection and treatment business (residual waste landfills).

The 16.4% external growth primarily reflected the acquisition of Sulo in Germany (consolidated since July 2, 2007), the activities of Bartin Recycling Group in France and VSA Tecnitalia (ex-TMT) in Italy.

Despite the negative impact of currency effects, growth in cash flow from operations benefited from the good contribution of business in North America and the United Kingdom as well as acquisitions. Despite the additional amortization linked to acquisitions made in 2007, a satisfactory increase in operating income at constant exchange rates was recorded, reflecting the good performance of the business as a whole.

Energy Services

The following table shows a breakdown of our revenue within the energy services division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
2,377.7	1,955.6	21.6%	13.7%	7.9%	0.0%

Revenue grew 21.6%, in particular due to the further rise in energy prices (€147 million total contribution) and the acquisition at the end of 2007 of Thermal North America Inc. in the United States.

In France, revenue rose 14.7%, against a backdrop of more favorable weather conditions, despite average temperatures during the 2008 winter remaining above their thirty-year average.

Outside France, total growth in revenue amounted to 32.3%, or 13.0% at constant scope and exchange rates. The 7.9% external growth primarily reflected the acquisition of Thermal North America Inc. in the United States at the end of 2007 as well as, to a lesser extent, acquisitions of smaller companies in Central Europe.

Cash flow from operations and operating income increased in the first quarter of 2008, reflecting the positive impact of the rise in energy prices, the slightly more favorable weather conditions as well as the consolidation of the TNAI acquisition.

Transportation

The following table shows a breakdown of our revenue within the transportation division for the three months ended March 31, 2008 and 2007:

Three Months Ended March 31,		% Change 2008/2007	Of Which Organic Growth	Of Which External Growth	Of Which Currency Effect
2008	2007
(in € millions)
1,422.0	1,313.1	8.3%	8.4%	2.2%	(2.3)%

Revenue in France grew 6.1% (5.7% at a constant consolidation scope), led by the ongoing increase in business in urban and interurban networks.

Outside France, revenue grew 9.7% (up 10.1% at constant scope and exchange rates) and reflected the full impact of the division’s development in North America, in Germany (new contracts) as well as robust growth in the Australian business.

Operating income, which traditionally has a lower contribution in the first quarter of the year, benefited from the significant recovery in operating income in Germany and the good contribution of other Central European countries and Australia. These elements partially offset the negative impact of the increase in fuel prices, the increase in social costs in France and the difficulties encountered with certain contracts in the Netherlands.

Operating Income

Consolidated operating income increased to €701.2 million in the first quarter of 2008 compared with €654.8 million in the first quarter of 2007, a 7.1% increase at current exchange rates. Consolidated operating income increased 9.0% at constant exchange rates. In addition, as was the case in the second half of 2007, operating income reflected the increase in the non-cash amortization of intangibles linked to recent acquisitions.

Net Financial Debt

Net financial debt (defined as gross financial debt (long-term and short-term borrowings, bank over drafts, and other cash position items), net cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt) was €15.6 billion at March 31, 2008, compared with €15.1 billion at December 31, 2007. Our net financial debt increased in the first quarter of 2008 by approximately €0.5 billion compared to the December 31, 2007 figure of €15.1 billion. “Net financial debt” is a non-GAAP financial measure that we define in our Annual Report on Form 20-F in Item 5, “Operating and Financial Review and Prospects—Presentation of Information in this Section—Non-GAAP Measures.” This increase reflected the combined effects of a traditionally higher level of working capital requirements in the first quarter and Veolia Environnement’s continued investments in large projects (BOT contract in Oman Sûr) in the water division, as well as the acquisition of Bartin Recycling Group in France and various smaller companies in the waste management business and Praterm (an operator of heating networks) in Poland in the energy division.

Other Recent Events

On May 7, 2008, the shareholders approved a payment of a dividend of €1.21 per share (or a total amount of €552.5 million) to be paid on May 27, 2008.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

General

We may issue debt securities using this prospectus. As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities that we may issue are governed by a contract between us and Deutsche Bank Trust Company Americas, as trustee, called an indenture.

The trustee under the indenture has two main roles:

•

first, it can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described under “Default and Related Matters—Events of Default—Remedies If an Event of Default Occurs” below; and

•

second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell your debt securities and sending you notices.

The indenture and its associated documents contain the full legal text governing the matters described in this section. The indenture and the debt securities are governed by New York law. A form of the indenture is an exhibit to our registration statement. See “Where You Can Find More Information About Us” for information on how to obtain a copy.

This section summarizes the material provisions of the indenture and the debt securities. However, because it is a summary, it does not describe every aspect of the indenture or the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including some of the terms used in the indenture. The indenture is also subject to the Trust Indenture Act of 1939. We describe the meaning for only the more important terms. We also include references in parentheses to some sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement.

We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes all material terms of the debt securities that are common to all series, unless otherwise indicated in the prospectus supplement relating to a particular series.

We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. (Section 101) Special U.S. federal income tax, accounting and other considerations may apply to original issue discount securities. These considerations are discussed below under “Taxation—United States Taxation.” The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any such debt securities.

Unless otherwise specified in a prospectus supplement, we may issue debt securities of the same series as an outstanding series of debt securities without the consent of holders of securities in the outstanding series. Any additional debt securities so issued will have the same terms as the existing debt securities of the same series in all respects (except for the issuance date, the date upon which interest begins accruing and, in some cases, the first interest payment on the new series, if any), so that such additional debt securities will be consolidated and form a single series with the existing debt securities of the same series.

In addition, the specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement and the underwriting agreement relating to the series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series described in the prospectus supplement.

The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which we will pay the principal of the series of debt securities;

•	the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	any provisions for redemption at the option of the holder;

•	the denominations in which the series of debt securities will be issuable;

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities of the series that will be payable upon any declaration of acceleration of maturity;

•

the currency of payment of principal of, premium, if any, and interest on the series of debt securities and the manner of determining the equivalent amount in the currency of the United States of America, if applicable;

•

if the principal amount payable at maturity of the series of debt securities will not be determinable at maturity, the amount that will be deemed to be the principal amount thereof for any other purpose under the indenture or the debt securities;

•	any index used to determine the amount of payment of principal of, premium, if any, and interest on the series of debt securities;

•	whether we will be required to pay additional amounts for withholding taxes or other governmental charges and, if applicable, a related right to an optional tax redemption for such a series;

•	any additional Events of Default or negative covenants applicable to the series of debt securities;

•

whether the series of debt securities will be issuable in whole or in part in the form of a global security as described under “Legal Ownership—Global Securities,” and the depositary or its nominee with respect to the series of debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or its nominee;

•	whether the series of debt securities can be redeemed at our option and any make-whole amount (if applicable);

•	if applicable, a discussion of any material US federal income tax considerations; and

•	any other special features of the series of debt securities. (Section 301)

In this description of debt securities “you” means direct holders and not street name or other indirect holders of securities. Indirect holders should read the section “Legal Ownership—Street Name and Other Indirect Holders.”

Additional Mechanics

Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are indicated in the prospectus supplement.

You may have your debt securities of any series broken into more debt securities of smaller denominations of the same series or combined into fewer debt securities of larger denominations of the same series, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

You may exchange or transfer registered debt securities at the corporate trust office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring registered debt securities. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the registered debt securities. (Section 305)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a registered debt security will only be made if the security registrar is satisfied with your proof of ownership. (Section 305)

If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 305)

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. (Section 307)

We will pay interest, principal and any other money due on the registered debt securities at the trustee’s corporate trust office. That office is currently located at 60 Wall Street, 27th Floor, New York, NY 10005. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks. Interest on global securities will be paid to the holder thereof by wire transfer.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office, but we must maintain an office or agency in each place of payment for the debt securities of any series. These offices are called paying agents. We may also choose to act as our own paying agent. We will notify the trustee of changes in the paying agents for any particular series of debt securities. (Section 1002)

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Section 106)

Special Situations

Mergers and Similar Events

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell or lease substantially all of our assets to another corporation or other entity or to buy or lease substantially all of the assets of another corporation or other entity. In addition, we are permitted to transfer our obligations, as issuer of the debt securities, to any Subsidiary of our company (see the definition under “—Negative Pledge” below), so long as the obligations of that subsidiary are guaranteed by us. (Sections 801 and 802)

No vote by holders of debt securities approving any of these actions is required, unless as part of the transaction we make changes to the applicable indenture requiring your approval, as described below under “—Modification and Waiver.” We may take these actions as part of a transaction involving outside third parties or as part of an internal corporate reorganization. We may take these actions even if they result in:

•	a lower credit rating being assigned to the debt securities; or

•	additional amounts becoming payable in respect of withholding tax.

Except as provided below, we have no obligation under the indenture to seek to avoid these results, or any other legal or financial effects that are disadvantageous to you, in connection with a merger, consolidation or sale or lease of assets that is permitted under the indenture. However, we may not take any of these actions unless all the following conditions are met:

•

Where we merge out of existence or sell or lease substantially all of our assets, or transfer our obligations to a substitute obligor, the other entity must be duly organized and validly existing under the laws of the relevant jurisdiction.

•

The merger, sale or lease of assets or other transaction, or the transfer of obligations to a substitute obligor, must not cause a default on the debt securities, and we must not already be in default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described below under “Default and Related Matters—Events of Default—What is An Event of Default?” A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to continue for a specific period of time were disregarded.

•

If we merge out of existence or sell or lease substantially all of our assets, or transfer our obligations to a substitute obligor, the other entity must assume, through a supplemental indenture, our obligations under the applicable indenture and debt securities, including our obligation to pay additional amounts described below under “—Payment of Additional Amounts.” In the event the jurisdiction of incorporation of the successor or substitute obligor is not the Republic of France, such successor or substitute obligor will also agree to be bound to the obligations described below under “—Payment of Additional Amounts” but shall substitute the successor’s or substitute obligor’s jurisdiction of incorporation for the Republic of France.

•

If we merge out of existence or sell or lease substantially all of our assets, or transfer our obligations to a substitute obligor, we must provide to the trustee a certificate signed by a duly authorized officer and an opinion of legal counsel stating that the conditions set forth in the indenture have been complied with. (Sections 801, 802 and 1007)

It is possible that the U.S. Internal Revenue Service may deem a merger or other similar transaction or a transfer of our obligation under the debt securities to a subsidiary to cause an exchange for U.S. federal income tax purposes of debt securities for new securities by the holders of the debt securities. This could result in the recognition of taxable gain or loss for U.S. federal income tax purposes and possible other adverse tax consequences.

Modification and Waiver

There are three types of changes we can make to the indenture and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval, for example, by calling a meeting of holders and seeking a 100% quorum and unanimous consent, or, more likely, by obtaining written consents from each holder. We must obtain your specified approval in order to:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce the principal amount, rate of interest or any premium payable on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place or currency of payment on a debt security;

•	impair your right to sue for payment;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the applicable indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with various provisions of the applicable indenture or to waive various defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the applicable indenture. (Section 902)

Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901) The same vote would be required for us to obtain a waiver of all or part of the covenants described below, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities described above under “—Changes Requiring Your Approval” unless we obtain your individual consent, for example, by calling a meeting of holders and seeking a 100% quorum and unanimous consent, or, more likely, by obtaining written consents from each holder, to the waiver. (Section 513)

Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901)

Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

•

For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent as of the date of original issuance.

•

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased pursuant to any applicable defeasance provisions described in the prospectus supplement. (Section 101)

•

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote with respect to changes to the indenture and/or debt securities or the waiver of certain covenants. If we set a record date for this purpose, that vote or waiver may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 90 days following the record date. (Sections 902 and 1006)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Redemption and Repayment

The prospectus supplement will state whether the debt securities are redeemable by us or subject to repayment at the holder’s option, other than as described below under “—Optional Tax Redemption.”

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase will be canceled. (Section 1109)

The Company shall not be required to establish a sinking fund.

Payment of Additional Amounts

We will make payments on the debt securities without withholding any taxes unless otherwise required to do so by law. Unless otherwise specified in the prospectus supplement, if French law requires that payments of principal and interest in respect of any debt security be subject to deduction or withholding in respect of any present or future taxes or duties levied by the Republic of France, we may be required to pay holders additional amounts so that the amount holders receive will be the amount they would have received had not such withholding or deduction been required.

We will not have to pay additional amounts with respect to any debt security:

•

to, or to a third party on behalf of, a holder, who is liable to such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with the Republic of France other than the mere holding of the debt security; or

•

where presentation of the debt security is required for payment, more than 30 days after the Relevant Date except to the extent that the holder would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day; or

•

where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC of 3 June 2003 or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such Directive;

•

presented for payment by or on behalf of a holder of any debt security, who would be able to avoid such withholding or deduction by presenting the relevant Security to another paying agent in a Member State of the European Union; or

•

where the holder does not satisfy the requirements conditioning the exemption of withholding tax provided for in article 125 A III of the French Code Général des Impôts (which in most cases requires providing an annual certificate of residency outside of France).

For the purpose of the payment of additional amounts, “Relevant Date” in respect of any debt security means the date on which payment in respect of it first becomes due or, if any amount of the money payable is improperly withheld or refused, the date on which payment in full of the amount outstanding is made or where presentation for payment is required, if earlier, the date seven days after that on which notice is duly given to the holders that, upon further presentation of the debt security being made in accordance with the terms and conditions of the debt security, such payment will be made, provided that payment is in fact made upon such presentation. (Section 1007)

Optional Tax Redemption

The prospectus supplement will describe the terms of any option we may have to redeem the debt securities of a given series if, as a result of any change in the official application or interpretation of French tax law (or the law of any jurisdiction in which a successor to, or substitute obligor, of our company is incorporated or is a resident for tax purposes), we would be required to pay additional amounts as described above under “—Payment of Additional Amounts.”

Negative Pledge

As long as any debt security is outstanding, we will not, and will ensure that none of our Principal Subsidiaries will, create or permit to subsist any mortgage, charge, pledge, lien (other than a lien arising by operation of law) or other form of encumbrance or security interest upon any of their respective undertakings, assets or revenues, present or future, to secure any Relevant Debt or any guarantee or indemnity in respect of any Relevant Debt unless, at the same time or prior thereto, our obligations under the debt securities are (A) equally and ratably secured therewith or (B) have the benefit of other security or other arrangement as shall be approved by an act of the holders holding at least a majority of the principal amount of the outstanding debt securities of a series. (Section 1008)

For the purpose of this covenant, “Relevant Debt” means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities that, at the time of the issue, are capable of being, or are intended to be, quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over-the-counter or other securities market.

For the purpose of this covenant and the “Events of Default” described below,

“Principal Subsidiary” means at any relevant time a Subsidiary of our company:

•

whose total assets or operating income (or, where the Subsidiary in question prepares consolidated financial statements, whose total consolidated assets or consolidated operating income, as the case may be) attributable to our group represent not less than fifteen percent of the total consolidated assets or the consolidated operating income of our group, all as calculated by reference to the then latest audited financial statements (or consolidated financial statements, as the case may be) of such Subsidiary and the then latest audited consolidated financial statements of our group and its consolidated subsidiaries,

•	to which is transferred all or substantially all the assets and undertakings of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

“Subsidiary” means, in relation to any person or entity at any time, any other person or entity (whether or not now existing) meeting the definition of Article L. 233-1 of the French Commercial Code or any other person or entity controlled directly or indirectly by such person or entity within the meaning of Article L. 233-3 of the French Commercial Code. These articles:

•	define a subsidiary as an entity for which a majority of the share capital is owned by another entity (Article L. 233-1); and

•

provide a list of the circumstances under which an entity is considered to control another ((i) direct or indirect holding of majority voting rights of an entity; (ii) majority voting rights of an entity by virtue of an agreement with other shareholders that is not contrary to the interests of the entity; (iii) ability, given voting rights, to determine whether resolutions are adopted at general shareholder meetings of an entity;

(iv) shareholding and ability to appoint or to revoke the majority of the members of the board of directors or the members of the supervisory board of an entity. An entity is also deemed to exert control over another entity if it directly or indirectly holds more than 40% of the voting rights of the other entity and no other shareholder holds a greater shareholding. In addition, two or more entities acting in concert are considered as jointly controlling another when they are able to determine whether resolutions are adopted at general shareholder meetings of another entity) (Article L. 233-3).

Defeasance and Discharge

The indenture contains a provision that permits us to elect:

•	to be discharged after 90 days from all our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding; and/or

•	to be released from our obligations under some of the covenants and from the consequences of an event of default resulting from a breach of such covenants.

We can legally release ourselves from any payment or other obligations on the debt securities of a series under either of the above elections, except for various obligations described below, if we, in addition to other actions, put in place the following arrangements for you to be repaid:

•

We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities of a series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities of a series on their various due dates. In addition, on the date of such deposit, we must not be in default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described under “Default and Related Matters—Events of Default—What is An Event of Default?” below. A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to continue for a specific period of time were disregarded.

•

We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves in accordance with their terms. In the case of debt securities being discharged, we must deliver along with this opinion a private letter ruling from the U.S. Internal Revenue Service to this effect or a revenue ruling pertaining to a comparable form of transaction published by the U.S. Internal Revenue Service to the same effect.

However, even if we take these actions, a number of our obligations relating to the debt securities of the series will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Default and Related Matters

Ranking

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default? The term “event of default” means any of the following:

•

any amount of principal of, or interest on, or any premium on, a debt security of that series is not paid on the due date thereof and such default is not remedied within a period of 15 days from such due date.

•

any other obligation of our company under the indenture is not complied with or performed within a period of 30 days after we receive a notice of default stating that we are in breach. The notice must be sent by either the trustee or the holders of 25% of the principal amount of debt securities of the affected series.

•

as a result of our company and/or any of our Principal Subsidiaries being in default in the due and punctual payment of the principal of, or premium or interest on, any indebtedness for borrowed monies of or assumed or guaranteed by it when and as the same becomes due and payable and giving effect to any applicable grace periods, there is an acceleration of any such indebtedness or guarantee, provided that the aggregate amount of the relevant indebtedness for borrowed money in respect of which any one or more of the events mentioned in this sub-paragraph has or have occurred equals or exceeds €50,000,000 (or its equivalent in any other currency).

•

our company or any of our Principal Subsidiaries makes any proposal for a general moratorium in relation to its debt or applies for the appointment of a mandataire ad hoc or enters into an amicable settlement (procédure de conciliation) with our or its creditors or a judgment is issued for the judicial liquidation (liquidation judiciaire) or for a transfer of the whole of the business (cession totale de l’entreprise à la suite d’un plan de cession) of our company or any of our Principal Subsidiaries or, to the extent permitted by applicable law, our company or any of our Principal Subsidiaries is subject to any other insolvency or bankruptcy proceedings or our company or any of our Principal Subsidiaries makes any conveyance, assignment or other arrangement for the benefit of our or its creditors or enters into a composition with our or its creditors or our company or any of our Principal Subsidiaries is wound up or dissolved.

•

any Principal Subsidiary not established in France is adjudicated or found bankrupt or insolvent or stops or threatens to stop payment or is found unable to pay its debts or any order is made by any competent court or administrative agency for, or a resolution is passed by it for, judicial composition proceedings with its creditors or for the appointment of a receiver or trustee or other similar official in insolvency proceedings in relation to it or any event occurs which under the law of any relevant jurisdiction has an analogous or equivalent effect.

•

our company and/or any of our Principal Subsidiaries sells or otherwise disposes of all or substantially all of our or its assets or ceases or threatens to cease to carry on the whole of our or its business or substantially the whole of our or its business or an order is made or an effective resolution passed for our or its winding-up, dissolution or liquidation, unless such winding-up, dissolution, liquidation, cessation or disposal is made in connection with a merger, consolidation, reconstruction, amalgamation or other form of combination (a “Restructuring”) with or to, any other corporation and (i) in the case of our company, the liabilities under the debt securities are transferred to and assumed by such other corporation and the credit rating assigned by any of Standard & Poor’s Rating Services or Moody’s Investors Services Inc. (or other rating agency) to the long-term, unsecured and unsubordinated indebtedness of the surviving entity of such Restructuring following such Restructuring is not less than the credit rating assigned by any such credit rating agency to the long-term, unsecured and unsubordinated indebtedness of our company immediately prior to the effective date of such Restructuring, or (ii) in the case of any Principal Subsidiary, the undertaking and assets of such Principal Subsidiary are vested in our company or another of our Principal Subsidiaries.

•	any other event of default described in the prospectus supplement occurs. (Section 501)

Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series if certain conditions are met. (Section 502)

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other proceeding seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture. (Section 512)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•

The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above notice, request and offer of indemnity.

•

No direction inconsistent with such written request must have been given to the trustee during such 60-day period by holders of a majority in principal amount of all outstanding debt securities of that series. (Section 507)

Nothing, however, will prevent an individual holder from bringing suit to enforce payment. (Section 508)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities, or else specifying any default. (Section 1005)

Regarding the Trustee

We and several of our subsidiaries maintain banking relations with the trustee and its affiliates in the ordinary course of our and their business.

If an event of default occurs, or an event occurs that would be an event of default if the requirements for giving us default notice or our default having to continue for a specific period of time were disregarded, the trustee may be considered to have a conflicting interest with respect to the debt securities or the applicable indenture for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the applicable indenture and we would be required to appoint a successor trustee.

LEGAL OWNERSHIP

Street Name and Other Indirect Holders

We generally will not recognize investors who hold securities in accounts at banks or brokers as legal Holders of securities. When we refer to the “Holders” of securities, we mean only the actual legal and (if applicable) record Holder of those securities. Holding securities in accounts at banks or brokers is called holding in “street name”. If you hold securities in street name, we will recognize only the bank or broker or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest, dividends and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required. If you hold securities in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting rights if it were ever required;

•	whether and how you can instruct it to send you securities and, if the securities are in registered form, have them registered in your own name, so you can be a direct Holder as described below; and

•	how it would pursue rights under the securities if there were a default or other event triggering the need for Holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, under the securities run only to the person with whom the securities are deposited, in the case of debt securities in bearer form, or in the special situations described below, to persons who are registered as Holders of the securities, in the case of securities in registered form. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered Holder or person with whom the security is deposited, we have no further responsibility for the payment even if that Holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

What is a Global Security?

A global security is a special type of indirectly held security. If we choose to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect Holders. We may do this in two ways, depending on whether the security is in registered or bearer form.

If the security is in registered form, we require that the global security be registered in the name of a financial institution we select. If the security is a debt security in bearer form, we will deposit the global security with a financial institution we select.

In both cases, we require that the securities included in the global security not be transferred to the name of any other direct Holder unless the special circumstances described below occur. The financial institution that acts as the sole direct Holder of the global security is called the “depositary”. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. A prospectus supplement relating to the offering of a series of securities will indicate whether the series will be issued only in the form of global securities, and whether such global securities will be in bearer form, fully registered form or both. For a description of provisions relating to global debt securities in bearer form, see “—Special Arrangements for Global Securities in Bearer Form”.

Special Investor Considerations for Global Securities

As an indirect Holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a Holder of securities and instead deal only with the depositary that holds the global security.

If you are an investor in securities that are issued only in the form of global securities, you should be aware that:

•	You cannot have securities registered in your own name.

•	You cannot receive physical certificates for your interest in the securities.

•

You will be a street name Holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities, as explained earlier under “Street Name and Other Indirect Holders.”

•	You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•

The depositary’s policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the Trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the Trustee also do not supervise the depositary in any way.

•

The depositary will require that interests in a global security be purchased or sold within its system using same-day funds. By contrast, payment for purchases and sales in the market for corporate bonds and other securities is generally made in next-day funds. This difference could have some effect on how interests in global securities trade, but we do not know what that effect will be.

Special Situations in Which a Global Security Will Be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name so that they will be direct Holders. The rights of street name investors and direct Holders in the securities have been previously described in the subsections entitled “Street Name and Other Indirect Holders” and “Direct Holders” above.

The special situations for termination of a global security are:

•

When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and, in the case of debt securities in bearer form, we do not appoint a successor depository.

•

When, in the case of debt securities in bearer form, The Depository Trust Company (“DTC”) notifies the depositary that it is unwilling, unable or no longer qualified to continue holding certificateless depositary interests issued by the depositary with respect to the global securities, and we do not appoint a successor depository.

•	When we, in the case of debt securities in bearer form, elect to exchange the global securities representing such debt securities for physical certificates representing such debt securities.

•	When an event of default on the securities has occurred and has not been cured. Defaults on debt securities are discussed under “Description of Debt Securities We May Offer—Events of Default”.

The prospectus supplement(s) may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and neither we nor, in the case of debt securities, the Trustee is responsible for deciding the names of the institutions that will be the initial direct Holders. For more information, see “Description of Debt Securities We May Offer”.

Special Arrangements for Global Securities in Bearer Form

If the debt securities of a series are issued in bearer form, we will deposit a global security representing the debt securities of that series with the depositary who will hold the global security. In turn, it will issue certificateless depositary interests representing 100% of the global security and deposit them with or on behalf of DTC.

You can hold a beneficial interest in the certificateless depositary interests only directly through DTC or indirectly through participants or indirect participants in DTC. These beneficial interests may be held in such denominations as are permitted by DTC. Indirect participants are banks, brokers, dealers, trust companies and other parties, including Euroclear and Clearstream, Luxembourg, that clear through or maintain a custodial relationship with a participant. For a description of the arrangements we have made with Deutsche Bank Trust Company Americas relating to the deposit of the global security with Deutsche Bank Trust Company Americas and Deutsche Bank Trust Company Americas’ issuance of certificateless depositary interests, see “Description of Debt Securities We May Offer—General”. Beneficial interests in the certificateless depositary interests are called book-entry securities.

CLEARANCE AND SETTLEMENT

General

Securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream, Luxembourg in Luxembourg and Euroclear in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for registered securities in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

The policies of DTC, Clearstream, Luxembourg, and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Luxembourg, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time.

As used in this section, any reference to securities also refers to book-entry securities issued in respect of securities in bearer form.

The Clearing Systems

DTC

DTC has advised us as follows:

•	DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•

DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC.

•

DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”).

•	The DTC Rules applicable to its Participants are on file with the SEC.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

•

Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier).

•

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.

•

Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

•

Clearstream, Luxembourg’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

•

Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear

Euroclear has advised us as follows:

•

Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique).

•

Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

•

Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.

•

Euroclear customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries.

•	Indirect access to the Euroclear is also available to others that clear through Euroclear customers or that have relationships with Euroclear customers.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Other Clearing Systems

We may choose any other clearing system for a particular series of securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

Primary Distribution

The distribution of securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

Clearance and settlement procedures may vary from one series of securities to another according to the currency that is chosen for the specific series of securities. Customary clearance and settlement procedures are described below.

We will submit applications to the relevant system or systems for the securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the applicable prospectus supplement.

Clearance and Settlement Procedures—DTC

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to U.S. corporate debt obligations in DTC’s Same-Day Funds Settlement System.

Securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in U.S. dollars, on the settlement date. For payments in a currency other than U.S. dollars, securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures—Euroclear and Clearstream, Luxembourg

We understand that investors who hold their securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form.

Securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

Secondary Market Trading

Trading between DTC Participants

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to U.S. corporate debt obligations in DTC’s Same-Day Funds Settlement System.

If payment is made in U.S. dollars, settlement will be in same-day funds. If payment is made in a currency other than U.S. dollars, settlement will be free of payment. If payment is made other than in U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

Trading between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

A purchaser of securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear and Clearstream, Luxembourg to receive the securities either against payment or free of payment.

The interests in the securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream, Luxembourg cash debit will be valued as of the actual settlement date instead.

Special Timing Considerations

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the securities, or to receive or make a payment or delivery of securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

TAXATION

French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of the debt securities described in this prospectus. The statements related to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

This discussion applies to debt securities that are in the form of “obligations” under French law. All of the debt securities we offer hereby will be in the form of “obligations,” except as otherwise set forth in the relevant prospectus supplement. If we offer other forms of debt securities, any material tax consequences will be described in the prospectus supplement.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential effects of the purchase, ownership or disposition of the debt securities described in this prospectus.

The following summary does not address the treatment of debt securities that are held by a resident of France or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

Investors should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of debt securities in light of their particular circumstances.

Taxation of Income

Interest

French Taxation. Payments in respect of the debt securities will be made without withholding or deduction for, or on account of taxes imposed by or on behalf of France, as provided by article 131 quater of the French Tax Code (Code général des impôts), provided that the debt securities are issued or deemed to be issued outside the Republic of France in accordance with French tax law.

Under Tax Ruling 2007/59 (dated January 8, 2008), the issuance under French or foreign law of debt securities which constitute “obligations” for French tax law purposes, issued in euro or a foreign currency, are deemed to be issued outside of France. Payments of interest and other revenues with respect to the Notes will therefore be made without withholding or deduction for, or on account of taxes imposed by or on behalf of France. Accordingly, such payments do not give the right to any tax credit from any French source.

EU Taxation. On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive (in this section “Tax Considerations,” the “Directive”) on the taxation of savings income under which EU Member States are required from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments, provided however that the relevant beneficial owner of the payment may instead elect for the disclosure of information method or for the tax certificate procedure, as applicable. The rate of such withholding tax equals 15% for the first three years after the date of implementation of the Directive, this rate being increased to 20% for the subsequent three years and 35% thereafter. The ending of the transitional period is dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries.

In relation to French taxation, the Directive has been implemented in French law under Article 242 ter of the Code général des impôts and Articles 49 I ter to 49 I sexies of the Schedule III to the Code général des impôts which impose on paying agents based in France an obligation to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner.

Additional amounts. If the French tax laws or regulations applicable to us (or to any of our successors) change and payments in respect of the debt securities become subject to withholding or deduction, we may be required to pay you additional amounts to offset such withholding except as provided above in “Description of the Debt Securities—Special Situations—Payment of Additional Amounts” or in any applicable prospectus supplement.

Taxation on Sale, Disposal or Redemption of Debt Securities

Non-French resident holders of debt securities who do not hold the debt securities in connection with a business or profession conducted in France will not be subject to any French income tax or capital gains tax on the sale, disposal or redemption of debt securities. Transfers of debt securities made outside France will not be subject to any stamp duty or other transfer taxes imposed in France.

Estate and Gift Tax

France imposes estate and gift tax on securities of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Under the estate and gift tax convention between the United States and France, a transfer of debt securities by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer and the debt securities were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

Wealth Tax

French wealth tax (impôt de solidarité sur la fortune) generally does not apply to debt securities owned by non-French residents.

United States Taxation

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. This summary deals only with U.S. holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization partnership or other entity classified as a partnership for U.S. federal income tax purposes, person subject to the alternative minimum tax or a person whose “functional currency” is not the U.S. dollar.

This summary is based on laws, regulations, rulings and decisions as of the date hereof, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary. This summary assumes that the securities will be characterized as debt rather than equity for U.S. federal income tax purposes and that U.S. holders will treat the securities as such.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. (The rules for determining these amounts are discussed below.) If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency debt security is traded on an established securities market and you are a cash-basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Under existing law, net long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally will be subject to tax at a maximum tax rate of 15%, rather than the maximum rate of 35% applicable to net short-term capital gain or ordinary income. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “Original Issue Discount Debt Securities”. The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Company) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Debt Security, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. (Additional rules may apply if interest on a floating rate debt security is based on more than one interest index.) The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security (other than qualified stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. If you purchase debt securities at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the “Premium” and “Market Discount”) to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

In the case of an Original Issue Discount Debt Security that is also a foreign currency debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under “Payments or Accruals of Interest”. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the debt security other than payments of qualified stated interest), or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be required to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID Regulations. Accordingly, the stated interest on a Floating Rate Debt Security generally will be treated as “qualified stated interest” and such a debt security will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such debt securities in the prospectus supplement.

Certain Original Issue Discount Debt Securities may be redeemed prior to maturity, either at the option of the Company or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security, you may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, regulated investment companies and certain trust funds) generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term debt security you may elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

Premium

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date the holder acquired the debt security.

If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the debt security. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

Market Discount

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount (or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price), by 0.25% or more of the remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to purchasers.

The prospectus supplement relating to any offering will identify or describe:

•	any underwriter, dealers or agents;

•	their compensation;

•	the estimated net proceeds to us;

•	the purchase price of the securities;

•	the initial public offering price of the securities; and

•	any exchange on which the securities will be listed, if applicable.

Underwriters

If we use underwriters in the sale, we will enter into an underwriting agreement. The underwriters will acquire securities for their own account and may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the prospectus supplement, various conditions to the underwriters’ obligation to purchase securities apply, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation.

If the prospectus supplement so indicates, we may authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

Dealers

If we use dealers in the sale, unless we otherwise indicate in the prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Agents and Direct Sales

We may sell securities directly or through agents that we designate. The prospectus supplement names any agent involved in the offering and sale and states any commissions we will pay to that agent. Unless we indicate otherwise in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

Institutional Investors

If we indicate in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from various institutional investors to purchase securities. In this case, payment and delivery will be made on a future date that the prospectus supplement specifies. The underwriters, dealers or agents may impose limitations on the minimum amount that the institutional investor can purchase. They may also impose limitations on the portion of the aggregate amount of the securities that they may sell. These institutional investors include:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies;

•	educational and charitable institutions; and

•	other similar institutions as we may approve.

The obligations of any of these purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions. However, one exception applies. An institution’s purchase of the particular securities cannot at the time of delivery be prohibited under the laws of any jurisdiction that governs:

•	the validity of the arrangements; or

•	the performance by us or the institutional investor.

Indemnification

Agreements that we have entered into or may enter into with underwriters, dealers or agents may entitle them to indemnification by us against various civil liabilities. These include liabilities under the Securities Act of 1933, as amended. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Market Making

Each series of debt securities offered will be a new issue of securities and will have no established trading market. The debt securities offered may or may not be listed on a national securities exchange. We cannot be sure as to the liquidity of or the existence of trading markets for any debt securities offered.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the securities in the open market.

In the event that we do not list securities of any series on a U.S. national securities exchange, various broker-dealers may make a market in the securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in securities of any series or that the liquidity of the trading market for the securities will be limited.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon by Jones Day, French and U.S. counsel for Veolia Environnement. Cleary Gottlieb Steen & Hamilton LLP or any other law firm named in the applicable prospectus supplement will pass upon the validity of the debt securities as to French law and New York law for any underwriters or agents.

EXPERTS

The consolidated financial statements of Veolia Environnement as of and for the years ended December 31, 2007, 2006 and 2005, and the effectiveness of internal control over financial reporting as of December 31, 2007, have been audited by KPMG SA and Ernst & Young et Autres, independent registered public accounting firms, as set forth in their reports thereon incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon the reports of KPMG SA and Ernst & Young et Autres pertaining to such financial statements and the effectiveness of internal control over financial reporting as of the respective dates given upon authority of such firms as experts in accounting and auditing.

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Veolia Environnement

$     % Notes due

$     % Notes due

$     % Notes due

Prospectus Supplement

    , 2008

Joint Book-Running Managers

Banc of America Securities LLC

(Global Co-ordinator)

Credit Suisse

Deutsche Bank Securities

Merrill Lynch & Co.